No Act P.E. 1/12/16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



15008591

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 12 2016

Washington, DC 20549

February 12, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 2-12-16

Kara MacCullough
Greenberg Traurig, P.A.
maccullougk@gtlaw.com

Re: SBA Communications Corporation
Incoming letter dated January 12, 2016

Dear Ms. MacCullough:

This is in response to your letter dated January 12, 2016 concerning the shareholder proposal submitted to SBAC by the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Board of Education Retirement System. We also have received a letter on the proponent's behalf dated February 4, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Michael Garland
The City of New York
Office of the Comptroller
mgarlan@comptroller.nyc.gov

February 12, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: SBA Communications Corporation
Incoming letter dated January 12, 2016

The proposal requests that the board amend its "proxy access" bylaw provisions in the manner specified in the proposal.

We are unable to concur in your view that SBAC may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that SBAC's policies, practices and procedures do not compare favorably with the guidelines of the proposal and that SBAC has not, therefore, substantially implemented the proposal. Accordingly, we do not believe that SBAC may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jacqueline Kaufman
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-4568
RSIMON@COMPTROLLER.NYC.GOV

February 4, 2016

BY EMAIL
Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

**Re: SBA Communications Corp.;
Shareholder Proposal submitted by the New York City Retirement Systems**

To Whom It May Concern:

I write on behalf of the New York City Retirement Systems (the "Systems"), in response to the January 12, 2016 no-action request (the "Company Letter") sent by outside counsel for SBA Communications Corp. ("SBA" or the "Company"). SBA contends that the Systems' proxy access proposal (the "Proposal") may be omitted from the Company's 2016 proxy materials, and seeks confirmation from the Staff (the "Staff") of the Division of Corporation Finance (the "Division") of the Securities and Exchange Commission (the "Commission") that enforcement action will not be recommended if the Company omits the Proposal.

The Company wrongly seeks to exclude the Proposal from its 2016 proxy materials pursuant to Rule 14a-8(i)(10), on the basis that a 5% proxy access bylaw, with a 10-person group limit, provides shareholders with substantially the same rights as a 3% bylaw, with no cap on group size. Yet, the Commission's past guidance and prior no-action letters, together with actual statistical results emerging from the 2015 and 2016 proxy seasons, and a key source relied upon by the Company, show otherwise. Based upon my review of the Proposal, the Company Letter, and Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2016 proxy materials. The Systems respectfully request that the Staff deny SBA's request for "no-action" advice.

I. The Systems' 3% Proposal and the Company's 5% Bylaw

The Systems' Proposal states:

> RESOLVED: Shareholders of SBA Communications ("SBA") ask the board of directors (the "Board") to amend its "proxy access" bylaw to:
> a) allow a shareholder, or group of shareholders, owning 3% or more of SBA's outstanding common stock continuously for at least three years to nominate and include in SBA's proxy materials director candidates constituting up to 25% of the Board;
> b) eliminate SBA's group size limit of 10 shareholders; and
> c) ensure loaned shares for which a shareholder has the power to recall on five days' notice may be counted as eligible toward the ownership requirement.

Put another way, the Proposal's requested amendments to the Company's current 5% proxy access bylaw would reduce that bylaw's required shareholding for the nominating group from 5% to 3%; eliminate the bylaw's 10-person limit on the size of the group; increase from 20% to 25% of the Company Board the number of directors that the group could nominate; and allow shares that are lent out under standard securities lending provisions to be counted in the 3%.

II. Discussion

The Company has not met its burden of showing under Rule 14a-8(i)(10) that the Company's 5% bylaw substantially implemented the Systems' 3% Proposal, which, as described above, would make significant changes to that bylaw. The purpose of Rule 14a-8(i)(10) is to "avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." *See Securities Exchange Act Release No. 34-12598* (July 7, 1976). Under that Rule, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). By those standards, SBA's request for no-action advice should be denied, as the bylaw with its 5% requirement and other limitations, such as on group size, does not "compare favorably" with the 3% Proposal, which also does not have those further limitations.

A. Under Prior No-Action Advice, the Proposal Has Not been Substantially Implemented

Staff advice that that the Company's 5% bylaw did not substantially implement the Systems' 3% proposal would be entirely in line with the Staff's prior advice in comparable situations. Most notably, the Staff has already advised, in *KSW, Inc.* (March 7, 2012), that under similar circumstances, a 5% proxy access bylaw did not implement a shareholder's 2% proposal. KSW applies fully here, the only difference being the 3% threshold here, rather than *KSW*'s 2%. To quote that important letter in full:

> The proposal seeks to amend KSW's bylaws to require KSW to include in its proxy materials the name, along with certain disclosures and statements, of any person nominated for election to the board by a shareholder or a group of shareholders who beneficially owned 2% or more of KSW's outstanding common stock and to allow shareholders to vote with respect to such nominee.
>
> We note that KSW has adopted a bylaw that allows a shareholder who has owned 5% or more of KSW's outstanding common stock to include a nomination for director in KSW's proxy materials. Given the differences between KSW's bylaw and the proposal, including the difference in ownership levels required for eligibility to include a shareholder nomination for director in KSW's proxy materials, we are unable to concur that the bylaw adopted by KSW substantially implements the proposal. Accordingly, we do not believe that KSW may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10), which permits the exclusion of a proposal if a company has already substantially implemented the proposal.

Id. We have not found any no-action letter in which the Staff gives advice on this issue different from that in *KSW*. If anything, the broad market movement since then (as described on pp. 6-8 below) to an ownership threshold below 5% for proxy access has only served to reinforce the logic behind the Staff's advice in *KSW*. The Company Letter does not discuss or cite *KSW*.

In other contexts, the Staff has similarly declined to issue no-action advice under Rule 14a-8(i)(10) where a company's bylaws or other actions vary noticeably from what a proposal seeks, including as to percentage requirements, and so would not be deemed to substantially implement it. *See, e.g., Merck & Co.* (March 7, 2012) (proposal asked that holders of 10% of voting power be permitted to call special meeting, whereas, under New Jersey law, Merck was required to hold a special meeting of shareholders only if court so ordered upon a showing of good cause by holders of 10%); *General Dynamics Corp.* (Jan. 24, 2011) (proposal asked that holders of 10% of common shares be permitted to call special meeting, whereas company bylaw required 25%); *Chevron Corp.* (March 24, 2009) (same issue as in *General Dynamics*); *Bank of America Corp.* (Feb. 15, 2013) (proposal requested policy that senior executives must retain a significant percentage of shares (25%) acquired through equity pay programs until retirement age, whereas company's policy called for executive officers to retain at least 50% of the net after-tax shares from future equity awards until the executive officers owned at least 300,000 shares); *The Wendy's Co.* (Feb. 26, 2013) (under proposal, vesting of equity awards to senior executives would not be accelerated upon change in control, whereas under existing policy, change in control was simply not sole trigger for vesting).* Most recently, in *Pfizer, Inc.* (Jan. 29, 2016), the Staff did not issue no-action advice under Rule 14a-8(i)(10) where both the proposal and the bylaw required a director to step down if

---

*The grants of no-action advice cited in the Company Letter (at p. 5) under Rule 14a-8(i)(10) with respect to percentages for special meetings stand in marked contrast. In *General Dynamics Corp.* (Feb. 6, 2009), the proponent failed to specify that a group owning the requested 10% should be permitted to call a special meeting. In *Bank of America Corp.* (Dec. 15, 2010), the company had already amended its bylaws to adopt the 10% level that the proposal sought. In *3M Co.* (Feb. 27, 2008), the proposal asked only that holders of a "reasonable percentage" of 3M's stock get the power to call a special meeting. In *Borders Group* (Mar. 11, 2008), the proposal asked only that there be "no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law." Here, in the no-action letters we cite on this page, and in the 3% Proposal, the proponents clearly specified the percentages and other terms they sought, and the companies failed to match that.

she did not receive a majority vote, but the proposal would allow the board to retain that departing director only temporarily, whereas the bylaw allowed the board to reject her resignation entirely.

The one grant of no-action advice under (i)(10) as to proxy access that the Company cites, *General Electric Co.* (March 3, 2015), had facts quite different from those here, in that the GE bylaw had the same 3% ownership threshold as the shareholder proposal, rather than the 5% here. Moreover, the proponent in *GE* apparently submitted no opposition to the no-action request, and so made no arguments that the other differences between the bylaw and the proposal, such as that bylaw's 20-person limit on group size, would be inconsistent with a finding of substantial implementation. Here, those other terms are significant, and further reinforce the view that the SBA 5% bylaw did not substantially implement the Systems' 3% Proposal, because the bylaw imposes significant additional limitations on the exercise of proxy access. Specifically:

1. As explained below (at p. 5), the Company's 10-person limit on the size of the nominating group, which the Proposal would remove, imposes constraints that the Commission had earlier found undesirable for Rule 14a-11, notwithstanding the argument that the Company bases on the snapshot of its current share ownership.
2. The Systems' proposed increase, from 20% to 25% of the Board, in the number of directors that could be nominated has a real impact, given SBA's current 8-member Board, http://ir.sbasite.com/directors.cfm. The current 20% would yield only one director, whereas 25% would yield two directors, a significant increase in potential influence on an 8-member Board.
3. Finally, the Proposal's requested inclusion in the 3% of shares lent out under securities lending programs is material, too. Securities lending programs are common among institutional investors, and exclusion of lent shares could materially impact a group's shareholdings. *See* "Stock-Lending Recalls Emerge as Proxy Access Issue," *Financial Times "Agenda,"* (Nov. 15, 2015) (Exhibit A hereto).

In sum, based on the face of the 3% proposal and the 5% bylaw, prior Staff no-action advice would strongly support a determination under Rule 14a-8(i)(10) that the Company, by its proxy access bylaw, has not substantially implemented the Systems' Proposal.

As shown below, a significant body of evidence going beyond the face of those documents also demonstrates that the Company has not substantially implemented the Proposal.

B. The Views and Actions of Regulators and Market Participants Show that a 5% Proxy Access Bylaw Does Not Substantially Implement a 3% Proposal

The views expressed by the Commission, investors and proxy advisors (including as cited by SBA), and the actual outcomes of votes and corporate actions, show that the Commission, and most corporations, advisors, polled investors and shareholders at annual meetings have seen a 3% proposal as very different from a 5% proposal.

First, as discussed at length in our January 15, 2015 letter to the Division on behalf of the Systems with respect to Rule 14a-8(i)(9) (Exhibit B hereto), the Commission itself, in framing its since-vacated proxy access Rule 14a-11, carefully weighed the empirical evidence and extensive public comment to conclude that a 3% aggregate shareholding requirement, with no limitation on group size, better implemented the aims of proxy access, compared to a 5% requirement and limitations on group size. *See SEC Release No. 34-62764*, "Facilitating Shareholder Director Nominations," (eff. date Nov. 15, 2010) (the "SEC Release"). To quote just two examples from our letter, the Commission had stated that 3% was appropriate because it was "not so high as to make use of the rule unduly inaccessible as a practical matter the ability to exercise proxy access":

> We believe that the 3% threshold, while higher for many companies and lower for others than the thresholds advanced in the Proposal, properly balances our belief that Rule 14a-11 should facilitate shareholders' traditional state law rights to nominate and elect directors with the potential costs and impact of the amendments on companies. The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a- 11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.

SEC Release at p. 83. The Commission also rejected a limit on group size, such as stated in the bylaws adopted by SBA:

> In adopting a uniform 3% threshold for all companies, as opposed to a lower ownership threshold for all companies, we are mindful that the rule will allow shareholders to form a group by aggregating their holdings to meet the ownership threshold. Indeed, as we assumed in the Proposing Release and as some commenters told us, in many cases shareholders will need to form groups to meet the ownership threshold for the purpose of submitting director nominations pursuant to Rule 14a-11. Commenters also pointed to instances of coordinated shareholder activity in recent "vote no" campaigns as support for the ability of shareholders to form groups. We have adopted a number of amendments to our rules that will facilitate the formation of groups for this purpose. . .

SEC Release at p. 87. Based on those points and the other careful reasoning we cited from that Release, the Company's bylaw, key terms of which are at odds with those in the Commission's prior Rule 14a-11, cannot substantially implement a proxy access proposal that closely follows that Rule.

The Company attempts to avoid the impact of the Commission's well-considered concerns about the general ability to meet a 5% threshold and about limitations on group size by arguing that meeting a higher threshold, and with a sharply limited group, would be easier at SBA, since a current snapshot of SBA's mutable shareholder list shows, in summary, that "28 individual shareholders hold, in the aggregate, more than 50% of the Company's common stock" (Company Letter at p. 8; similar at p. 9). But a review of SBA shareholdings (spreadsheet, based on figures downloaded from the Bloomberg database, attached as Exhibit C) shows that no more than 15 of those holders of 1% or more had owned their 1% or more for at least 3 years as of the third quarter of 2015. Even of those 15, several had already sharply reduced their SBA shareholdings since 2013.† More generally, in a volatile stock trading marketplace, no one can predict who will hold what amount of any company's shares in future years. It would thus be sheer guesswork for any company to assert that in the years ahead, a 5% threshold with a 10-person group limit would be

† Moreover, some of the 15 may hold many of their SBA shares as custodians, and not as the beneficial owners.

just as workable as 3% with no cap on group size, based on who happens to own the stock today. That unprovable speculation cannot serve as a basis for a showing of substantial implementation.

Notably, the key evidence cited by the Company as to investor views on proxy access (2015-2016 ISS Global Policy Survey Summary of Results, dated Sept. 28, 2015, cited in Company Letter at pp. 8-9), clearly states that investors overwhelmingly take a negative view of any proxy access bylaw (such as SBA's) with an ownership threshold over 3% and/or a group size limit under 20. The ISS Survey asked:

> In the event that a shareholder proposal to provide proxy access receives majority support, and the board adopts proxy access with material restrictions not contained in the shareholder proposal, which types of restrictions should be viewed as problematic enough to call into question the board's responsiveness and potentially warrant "withhold" or "against" votes for directors?"

As shown below, in the complete table copied from the ISS report, fully 72% of investors responded that "An ownership threshold in excess of 3%" would suffice to raise such a concern. An even higher 76% of investors responded that "an aggregation limit of fewer than 20 shareholders" would suffice to raise those concerns:

	Investor	Non-Investor
An ownership threshold in excess of 3%	72%	14%
An ownership threshold in excess of 5%	90%	52%
An ownership duration greater than three years	90%	44%
An aggregation limit of fewer than 20 shareholders	76%	23%
A cap on nominees set at less than 20% of the existing board (rounded down)	79%	25%
More restrictive advance notice requirements	70%	20%
Information disclosures that are more extensive than those required of the company's nominees, by the company, the SEC, or relevant exchanges	80%	39%
Renomination restrictions in the event a proxy access nominee fails to receive a stipulated level of support or withdraws his/her nomination	68%	20%
Restrictions on compensation of access nominees by nominating shareholders	72%	26%

SBA's references to the ISS Report make only the unconvincing points (Company Letter at pp. 8-9) that "86% of non-investor respondents and 28% of investor respondents" were not seriously concerned by a threshold that was over 3% but was not over 5%, and "a substantial majority (77%) of non-investor respondents and substantial minority (24%) of investor respondents" were not seriously concerned by a group size limit of less than 20. As the views of 72% and 76% of investors, respectively, are far more probative than those of 28% or 24% of investors, the ISS Report should be read as sound evidence that in the eyes of most investors, a 5% bylaw with a 10-person group size limit cannot substantially implement a 3% proposal with no cap on group size.

Further, as to ISS's own influential views on the subject, the ISS Report states on p. 19, in line with the views of the investors surveyed:

> Currently, ISS will generally recommend in favor of both management and/or shareholder proxy access proposals with the following provisions:
>
> - Ownership threshold: maximum requirement of not more than 3% of the voting power. . . .
> - Aggregation: minimal or no limits on the number of shareholders permitted to form a nominating group...

The empirical evidence of actual company and investor behavior in the past year is even more striking than the helpful Survey evidence, in demonstrating that public companies themselves view a 3% proxy access bylaw, and not a 5% substitute, as reflecting a broad consensus on what would constitute viable proxy access. Specifically, from early 2015 to the present, dozens of public companies, when enacting their own proxy access bylaws or proposing them to shareholders for approval, have overwhelmingly selected 3%, and not 5%, as the appropriate ownership threshold. Specifically, while we have seen several varying datasets, they generally concur that over 100 companies have now proposed or adopted 3% bylaws, while fewer than 20 had adopted or proposed 5% bylaws. For example, our internal database currently shows 144 company proposals or bylaws at 3%, and only 11 at 5%. That is a very clear sign that public companies themselves see 3%, and not 5%, as the accepted standard for proxy access bylaws.

While the Company notes that "The Vanguard Group ('Vanguard'), the Company's largest shareholder, confirmed in its most recent proxy voting guidelines that it supports a threshold of 5% of a company's outstanding shares" (Company Letter at p. 8), Vanguard, in practice, has not always opposed 3% proposals. In particular, Vanguard's web posting, "Our proxy voting and engagement efforts: An update," after referencing the 5% threshold, disclosed that in the 2015 proxy season, "Based on our evaluation, we voted for 15 shareholder and 11 management proposals to adopt access **(most of which had ownership requirements of less than 5%)**. We also engaged with more than 60 recipients of shareholder proposals and urged them to adopt proxy access." *See* about.vanguard.com/vanguard-proxy-voting/update-on-voting/ (emphasis added).

Moreover, investors in dozens of public companies have given strong support to 3% proposals in the actual votes at annual meetings. That support was detailed in the Systems' June 17, 2015 letter to the Division on the interpretation of Rule 14a-8(i)(9) (Exhibit D hereto). As that letter noted in a table and accompanying text:

Voting Results of 2015 NYC Funds Proxy Access Proposals

	NYC Funds Resolutions
Number of companies agreeing to implement proposal before annual meeting vote	6
Total number of proposals voted	59
Percentage of proposals passing	64.41%
Percentage of "near misses" (proposals receiving 45%-49.9%)	18.64%
Total percentage of proposals receiving 45% or higher support	83.05%
Percentage of proposals receiving above 70% support	11.86%
Average level of support for all shareowner proposals	56.62%
Average support for passing proposals	63.46%
Average level of support for failed proposals	44.24%
Average level of support for "competing" board proposals	41.79%

> Six companies agreed with the reform and announced prior to a shareowner vote their intent to adopt proxy access, prompting withdrawals of the proposals. To date, 60 proposals regarding proxy access have been voted upon. Almost two-thirds (64%) have received majority support. The average voting support has been 57%. Seven resolutions (or 12%) have received over 70% support, with the highest receiving 93% and 90%. Of the proposals receiving over 50% support, the average vote as been 63%. Of the resolutions that did not obtain greater than 50% support, 11 proposals (or 19%) have fallen within 5% points of reaching majority (i.e. obtained between 45% and 49.9% support). Remarkably, 83% of proposals received 45% support or above.

Id. As that June 17, 2015 letter further showed, when 3% proposals and 5% proposals went head to head in six instances, shareholders voted overwhelmingly for the 3% proposal in 3 cases, and still gave the 3% proposals a vote within a few points of a majority in the other 3, including SBA:

Table 3: Votes Received by "Competing" Proxy Access Proposals To-Date in 2015‡

Company	Board Proposal	Shareholder Proposal
The AES Corporation	36.17%	**66.36%**
Chipotle Mexican Grill	34.71%	49.86%
CloudPeak Energy	25.92%	**71.12%**
Exelon	**52.58%**	43.60%
SBA Communications	**51.65%**	46.28%
Visteon Corporation	21.15%	**75.67%**

Id. In sum, shareholders – even at SBA -- have given such strong support to 3% proxy access proposals – perhaps leading directly to the current corporate consensus for 3% bylaws over 5% bylaws – that one cannot say that a 5% bylaw could "compare favorably with the guidelines of the [3%] proposal."

While SBA attempts to argue (Company Letter at p. 6) that the 46.25% vote in 2015 in favor of a 3% proposal, contrasted to a 51.65% vote for 5%, should now effectively bar a second vote on a 3% proposal, both the facts and the SEC's guidance negate that argument. First, the Company's statement (Company Letter at p. 2) that the few holders of over 30% of SBA stock agreed in 2015 on a 5%/10-person proposal means that as a matter of simple math, if that 30% group then voted against the 3% proposal, close to two-thirds of SBA's other shareholders had to vote for the 3% proposal, for it to exceed 46%. That is a powerful showing of support by the broader mass of SBA shareholders for a 3% proposal, and well worthy of a second vote. Indeed, with the heightened consensus since that 2015 vote in favor of 3% proposals, it is very possible that the necessary seven percent of that broader mass of SBA shareholders would shift to supporting the Systems' 3% Proposal, so as to give it a majority at SBA's 2016 annual meeting.

‡ For purposes of consistency, Table 3 tabulates all vote percentages as the percentage of "yes" votes divided by votes cast. (For this 2016 letter, we have omitted a contest between two 3% proposals at Expeditors International).

Second, the SEC itself, in adopting the former Rule 14a-11, stated that shareholders could propose lower ownership thresholds than the 3% in the Rule, thus permitting "... a lower ownership threshold, a shorter holding period, or to allow for a greater number of nominees if shareholders of a company support such standards." *SEC Release* at p.17. Similarly, when the SEC enacted former Rule 14a-11, it also amended Rule 14a-8 specifically to permit proxy access proposals requesting less restrictive terms than the 3/3/25 ceiling established in its universal rule. Thus, the SEC's intent in granting private ordering was to permit investors to vote to modify existing proxy access terms. It would, therefore, be appropriate to allow a vote to reduce the higher 5% threshold here. Third, the 46% vote that the 3% proposal gained at SBA in 2015 far exceeds the 3%/6%/10% minima in Rule 14a-8(i)(12) for a repeat vote on a similar proposal in subsequent years. Such a strongly-supported proposal merits a second vote.

For each of the above reasons, the Company's no-action request should be denied.

III. Conclusion

For the reasons set forth herein, the Systems respectfully submit that the Company's request for "no-action" advice under Rule 14a-8(i)(10) should be denied. Should you have any questions or require any additional information, please do not hesitate to contact me at the number listed above.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc: Kara MacCullough, Esq.
Greenberg Traurig P.A.
maccullough@gtlaw.com

Michael Garland
NYC Office of the Comptroller

EXHIBIT A

AGENDA

A Financial Times Service

Stock-Lending Recalls Emerge as Proxy Access Issue

By Amanda Gerut November 30, 2015

The fine print in some companies' proxy access provisions is raising questions for investors about possible incompatibility with their stock-lending programs.

Some proxy access provisions require that investors have the ability to recall loaned shares of the companies where they are seeking to exercise proxy access rights within three days. For the most part, three days will be enough time to get the securities back from a borrower, observers say. But for some less liquid or small- and micro-cap stocks, the three-day deadline will be difficult to meet. In addition, some investors' agreements with borrowers don't allow for such a short time frame.

As a result, some investors are working behind the scenes to convince companies that giving stockholders too little time to recall loaned securities is counterintuitive, and potentially detrimental to investors' own shareholders.

"This is emblematic of all the little restrictions that have been layered on to [proxy access rules]," says **Scott Stringer**, New York City's comptroller, in an e-mailed statement. "At a minimum, these restrictions make it more difficult for investors, and, frankly, these things may frustrate an otherwise seemingly meaningful bylaw."

Representatives from the comptroller's office have been engaging with companies on the issue, and some companies have begun tweaking previously amended bylaws in order to rectify any potential incongruity with investors' securities-lending programs.

Different Approaches to Stock Lending Recalls

Length of securities lending recall period

Three-day recall	Five-day recall	Flexible recall
Merck & Co.	AIG	3M
Target	Clorox	Goldman Sachs Group
United Natural Foods	ConocoPhillips	Hess
Visa	McDonald's	Progressive
Yum Brands	Priceline Group	
	Southwestern Energy	

Source: Proxy access bylaws

For example, **Priceline Group** this month made changes to its bylaws in order to extend the amount of time investors have to recall shares on loan from three to five days, explains **Leslie Cafferty**, a spokeswoman for the e-commerce company. Priceline worked with New York City's pension representatives to make tweaks to its bylaws so that exercising proxy access rights wouldn't include any potential or unintended additional hurdles for shareholders.

Cafferty says the company didn't have any major concerns in extending the recall time frame from three to five days.

"We think [the proxy access amendment] is shareholder friendly and we were happy to do it," writes Cafferty in an e-mail.

The intersection of investors' securities-lending programs and companies' proxy access bylaws is esoteric. Legal teams drafting companies' disclosures may not be familiar with investors' securities-lending programs or agreements with borrowers. Meanwhile, securities-lending experts at investors' companies may not be familiar with the text of bylaw amendments companies are adopting in order to grant investors proxy access rights.

However, securities lending is considered a "common practice" by the **SEC**, as the **Council of Institutional Investors** notes in its proxy access best practices document.

In a typical securities-lending transaction, investors such as pension or mutual funds lend a portion of their securities through a lending agent to a borrower. The recipients are often hedge funds, broker-dealers, derivatives traders or market makers. In exchange for the securities loan, investors receive collateral, which is often cash. Lenders pay an interest rate to the borrower for the collateral, and the collateral is reinvested so the lender can earn a higher return. The spread between the interest rate and the collateral reinvestment returns provides incremental income to investors, less the amount investors pay to lending agents to manage the transactions. Investors may also earn a lending fee from borrowers.

The **Financial Stability Oversight Council** estimates that the value of securities-lending transactions in the U.S. is just under $1 trillion. And while income from securities lending is relatively small, it can quickly add up to the benefit of the investors' own shareholders. The *Financial Times* noted recently that **BlackRock** earned $477 million from securities lending last year.

U.S. trade settlement rules require that trades consummate within three days. The SEC's Regulation SHO states that when a broker fails to deliver securities that have been out on loan, the broker typically has five days to purchase or borrow securities of a like kind and quantity.

Yet, for the stocks of some small-cap, mid-cap and thinly traded companies, three days or even five days may not be enough time for investors to recall shares on loan, says **Greg Korte**, practice leader for trust and custody and a securities lending consultant at **Mercer**.

Korte explains that S&P 500 stocks, for instance, are generally extremely liquid and can be recalled very quickly if investors need them. However, less liquid stocks or those in high demand among borrowers generate a lot of income for "everybody in the securities-lending food chain," says Korte. In those cases, borrowers — and their brokers — may be less willing to give up money-making positions quickly. Such stocks on loan are referred to as "super specials."

The super specials "may not be coming back" if investors recall them, says Korte. Even if collateral from the securities loan had to be used to repurchase shares, the transaction may not happen quickly enough in order for the investor to meet the proxy access recall time frame and verify to a company that they can meet ownership thresholds stated in proxy access provisions because of the lack of institutional liquidity of the stock.

"As for those high-earning, small-cap stocks, I am dubious whether you can get them back in five days," Korte says.

Yet, he adds that in his experience, investors tend to be very judicious about the stocks they lend. If investors are engaging on corporate governance issues at a company, investors tend to be less willing to lend the company's stock — even if it could be potentially lucrative to do so, says Korte. In addition, if investors are exercising proxy access rights, it stands to reason that investors would recall shares in time to vote them in support of their board candidates.

Mike McCauley, a senior officer of the **State Board of Administration of Florida** (SBA), says recalling securities on loan has been "quick and painless." He describes SBA's lending program as "large and refined" and notes that the program is managed by its fixed-income unit. Shares have been known to come back an hour after a recall request is made, he says.

He adds that if SBA is engaging at a higher level with a company or submitting a shareholder proposal, shares of that company would be internally prohibited from going out on loan. Even though the risk of recalling the shares might be minute, McCauley says the amount of income earned from lending wouldn't be worth the governance downside of potentially not getting the shares back.

However, the ease of recalling shares will be more idiosyncratic at the investor level and dependent on how loans are structured, lending volumes and investors' overall holdings, he says. For the most part, investors have been engaging with large, blue-chip companies on proxy access. Investors still have lingering concerns about how smaller companies will address securities lending and proxy access, he says.

At the same time, companies so far have been sensitive to implementing balanced proxy access regimes, says McCauley.

"Securities lending is one of the many things that could be tilted or biased in the company's favor if they make it too restrictive or onerous," he says.

While concerns so far have been focused on three-day recalls, some companies' proxy access provisions allow five days for investors to recall shares that may be on loan if investors decide to exercise their proxy access rights.

AIG, Clorox, ConocoPhillips, McDonald's and **Southwestern Energy** require that investors have the ability to recall shares in five days if investors seek to nominate directors to be included in management's proxy materials and proxy card.

Still, other companies give investors even more flexibility.

For instance, **Goldman Sachs Group**'s proxy access bylaws state that investors' loaned shares will count toward the amount of shares investors need to have to meet the company's 3% ownership threshold as long as investors have the power to recall the loaned shares within "a reasonable period of time." Investors must also recall the loaned shares in time for Goldman's annual meeting.

Similarly, **Hess**'s proxy access provisions require that investors recall loaned shares "by giving requisite notice."

Progressive Corp. requires that investors have the power to recall shares, and investors actually have to recall them prior to the date that ownership is tested.

3M requires that investors recall loaned shares no later than when investors notify companies that they will be exercising proxy access rights and nominating board candidates. The shares must remain recalled through the annual meeting.

Companies that have opted for loaned shares to be recalled within three days include **Merck & Co., Target, United Natural Foods, Visa** and **Yum Brands**.

Pat McGurn, special counsel at ISS, says vague limits on the use of loaned shares to meet ownership thresholds have been highlighted as one of "seven deadly sins" in the Council of Institutional Investors' publication on best practices for proxy access. McGurn, in an e-mail, says ISS expects to see more investors engage with companies on their proxy access bylaws in 2016 and some "line-item veto activism" on provisions requiring quick recalls of stocks on loan.

"Notably, share lending agreements appear to vary in the notice required for recall," says McGurn. "While three days appears to be a popular window in many agreements, other contracts widen it to five or more days. Issuers could save themselves some pain by providing a window wide enough to cover all contingencies."

EXHIBIT B



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

KATHRYN E. DIAZ
GENERAL COUNSEL

OFFICE OF THE GENERAL COUNSEL

RICHARD SIMON
DEPUTY GENERAL COUNSEL

MUNICIPAL BUILDING
ONE CENTRE STREET, 6TH FLR., ROOM 602
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-4568
FAX: (212) 669-2884
RSIMON@COMPTROLLER.NYC.GOV

January 15, 2015

BY EMAIL
Keith F. Higgins
Director, Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: *Whole Foods Market, Inc.* No-Action and Rule 14a-8(i)(9)

Dear Director Higgins:

We write on behalf of the New York City Employees' Retirement System, the Teachers' Retirement System of the City of New York, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively the "NYC Systems"), to join in the January 9, 2015 request of the Council of Institutional Investors (the "CII Letter") that the Division of Corporation Finance reconsider and revise the Staff's interpretation of Rule 14a-8(i)(9) that led to the issuance of no-action advice in *Whole Foods Market, Inc.* (Dec. 1, 2014), so that a company will not be permitted to omit a shareholder's proxy access proposal by reason of submitting a competing proposal.

The NYC Systems have a particular interest in, and exposure to, the issued raised by the *Whole Foods* matter because, in fall 2014, they submitted proxy access proposals to 75 public companies. The NYC Systems' precatory proxy access proposals, similar to that in *Whole Foods*, would enable an individual or group holding 3% of the shares, for 3 years, to nominate 25% of the directors (the "3/3 model"). To date, 17 of those companies have made no-action requests to the Staff, based on the companies' submitting competing proxy access proposals with more stringent terms than the 3/3 model in the NYC Systems' proposal. It is possible that dozens more such no-action requests may follow this proxy season. The outcome of those no-action requests, and thereby the inclusion or exclusion of the NYC Systems' proxy access proposals in those instances, rests upon the resolution of the Rule 14a-8(i)(9) interpretation at issue in *Whole Foods*.

The NYC Systems join in the very valid broad concerns raised by the CII Letter, and by the *Whole Foods* proponent's December 23, 2014 Request for Reconsideration, as to the inapplicability of Rule 14a-8(i)(9) to any precatory shareholder proposals that seek the same broad class of change as management's by-law proposals. But in addition, we note that the special circumstances of proxy access proposals strongly reinforce those concerns here. In particular, when the Commission adopted its 2010 proxy access rule, it undertook careful analysis, both internally and through the public notice and comment process. Although Rule 14a-11 is not now in effect, that process created a unique record as to the impact of various choices on the efficacy of proxy access. *SEC Release No. 34-62764, "Facilitating Shareholder Director Nominations,"* (eff. date Nov. 15, 2010) (the "SEC Release").

That record in the SEC Release shows that competing company proposals on proxy access that vary from the Commission's and NYC's 3/3 model have effects so different from that model that: shareholders will not be confused between the different proposals; the outcome of shareholder votes will yield clear guidance to boards; and to allow exclusion of shareholders' 3/3 proposals under Rule 14a-8(i)(9) would present shareholders not with a company proposal for proxy access, but rather with no meaningful proposal for proxy access.

First, as to the 3% ownership threshold, the Commission determined that 3% was appropriate because it was "not so high as to make use of the rule unduly inaccessible as a practical matter the ability to exercise proxy access":

> We believe that the 3% threshold, while higher for many companies and lower for others than the thresholds advanced in the Proposal, properly balances our belief that Rule 14a-11 should facilitate shareholders' traditional state law rights to nominate and elect directors with the potential costs and impact of the amendments on companies. The ownership threshold we are establishing should not expose issuers to excessively frequent and costly election contests conducted through use of Rule 14a- 11, but it is also not so high as to make use of the rule unduly inaccessible as a practical matter.

SEC Release at p. 83.

The Commission further determined that a higher ownership requirement, such as 5%, might render proxy access unviable:

> We are concerned, however, that use of Rule 14a-11 may not be consistently and realistically viable, even by shareholder groups, if the uniform ownership threshold were set at 5% or higher. At the 5% minimum ownership requirement for individuals as advocated by many of those same commenters, only 20% of public companies had even one

> shareholder satisfying that requirement. Finally, even applying a 5% threshold for shareholder groups, the data identify combinations involving five or fewer shareholders that add up to 5% or more as theoretically achievable in as few as 21% of public companies – at least 25% fewer than with a 3% threshold.
>
> All of these data thus suggest that a uniform 5% ownership requirement would be substantially more difficult to satisfy than the 3% requirement we are adopting. . .

SEC Release at pp. 88-89 (footnotes omitted).

Importantly, the Commission found that even its 3% requirement made proxy access viable only because the final rule also permitted the formation of a shareholder group to meet the 3% threshold:

> We selected the uniform 3% threshold based upon comments received, our analysis of the data available to us, and the fact that the rule allows for shareholders to form groups to aggregate their holdings to meet the threshold...
>
> * * *
>
> In adopting a uniform 3% threshold for all companies, as opposed to a lower ownership threshold for all companies, we are mindful that the rule will allow shareholders to form a group by aggregating their holdings to meet the ownership threshold. Indeed, as we assumed in the Proposing Release and as some commenters told us, in many cases shareholders will need to form groups to meet the ownership threshold for the purpose of submitting director nominations pursuant to Rule 14a-11. Commenters also pointed to instances of coordinated shareholder activity in recent "vote no" campaigns as support for the ability of shareholders to form groups. We have adopted a number of amendments to our rules that will facilitate the formation of groups for this purpose. . .

SEC Release at pp. 83 and 87 (footnotes omitted).

The Commission also found that a three-year holding period was long enough, but no longer than needed, to assure that only "significant, long-term holders" could make use of proxy access:

> After considering the comments, we have decided to adopt a three-year holding requirement, rather than the proposed one-year requirement.
>
> * * *

> Although two commenters suggested even longer holding periods, we believe that a three year holding period reflects our goal of limiting use of the rule to significant, long-term holders and appropriately responds to commenters' suggestions regarding the length of the holding period. . .

SEC Release at pp. 106-07 (footnotes omitted).

Finally, the Commission determined that a formula for the maximum number of board nominees that effectively limited that number to one director was not appropriate. Accordingly, it set that number as the greater of one director or 25% of the board, explaining:

> We also believe that a lower threshold, such as 10% or 15%, may result in only one shareholder-nominated director at many companies. . .

SEC Release at p. 141.

We have compared the SEC's and the NYC Systems' 3/3 model with the terms presented by the competing proposal of Whole Foods and those of the 17 companies seeking no-action relief as against the NYC Systems' proposal under Rule 14a-8(i)(9). Our review shows that under the Commission's findings in the SEC Release, those competing proposals would have the practical effect of making proxy access unviable:

- Companies typically proposed higher ownership thresholds, most commonly 5%, but ranging up to 9% in the original Whole Foods proposal.
- Companies' proposals typically prohibited the use of shareholder groups to reach the required percentage.
- Companies' proposals typically required a longer ownership period, usually 5 years.
- Companies' proposals typically limited the number of directors to the greater of 1 or 10-15% of the board.
- Companies' proposals typically had not just one, but a combination, of the preceding more difficult requirements.

That summary of companies' competing proposals, when compared to the 3/3 model, and read against the Commission's findings in the SEC Release, indicates that shareholders will be able to perceive and understand sharp differences between the 3/3 model and the companies' unviable proxy access proposals, and boards will be able to understand the shareholders' votes as clear expressions of preferences on proxy access. Moreover, taking the proponent's *Whole Foods* Request for Reconsideration as an early opportunity to correct the application of Rule 14a-8(i)(9) to precatory proxy access proposals will facilitate proper outcomes in dozens more proxy access no-action requests. That action will also ensure that when shareholders get to vote on proxy access, they are presented with at least one proposal that, under the Commission's findings, will actually provide a viable path for shareholders to nominate directors for election to the board. Finally, it will prevent the possibility that in successive years, a company could continue to submit competing proxy access proposals, thereby keeping a shareholder proxy access proposal off the ballot in perpetuity.

Accordingly, we urge the Division of Corporation Finance to reconsider the Rule 14a-8(i)(9) issues in *Whole Foods*, revise the Staff's advice on the no-action request, and thereby aid the correct application of Rule 14a-8(i)(9) to these proxy access proposals.

Thank you for your consideration.

Sincerely,



Richard S. Simon

Cc:
Hon. Mary Jo White, Chair, U.S. Securities and Exchange Commission
Hon. Luis Aguilar, Commissioner, U.S. Securities and Exchange Commission
Hon. Daniel M. Gallagher, Commissioner, U.S. Securities and Exchange Commission
Hon. Kara M. Stein, Commissioner, U.S. Securities and Exchange Commission
Hon. Michael S. Piwowar, Commissioner, U.S. Securities and Exchange Commission

EXHIBIT C

SBAC Ownership	2013 Q1- Position	2013 Q2- Position	2013 Q3- Position	2013 Q4- Position	2015 Current- Position
ANGUARD	6,423,483	6,785,056	6,894,875	7,139,486	**8,799,270**
LACKROCK	6,518,261	6,972,842	6,738,661	6,727,557	7,270,400
JENNISON ASSOCIATES LLC	6,392,121	6,509,562	6,509,161	5,812,260	4,914,930
WINSLOW CAPITAL MANAGEMENT INC	5,713,072	5,547,378	5,318,247	4,320,837	4,062,734
AMERICAN CENTURY COMPANIES INC	3,393,359	2,968,137	2,218,744	2,448,156	3,761,385
TIMESSQUARE CAPITAL MANAGEMENT	6,015,350	5,953,950	6,140,450	4,400,100	3,562,800
FRANKLIN RESOURCES	4,483,740	4,551,240	4,579,610	4,395,850	3,490,210
T ROWE PRICE ASSOCIATES	2,777,760	4,302,520	3,971,810	5,583,191	2,830,838
STATE STREET CORP	2,622,357	2,557,265	2,603,734	2,688,141	2,825,998
BAMCO INC	5,058,278	4,430,440	4,186,471	3,889,482	2,705,579
NEW YORK LIFE INVESTMENT MGMT LL	3,426,352	3,355,512	3,359,502	2,713,282	2,701,333
INVESCO LTD	3,079,446	3,103,687	3,189,703	3,262,057	2,619,861
WELLS FARGO & COMPANY	3,099,381	2,229,280	2,170,178	3,713,636	2,122,660
AMERIPRISE FIN GRP	6,036,936	7,206,336	7,958,845	7,946,738	1,886,113
GOLDMAN SACHS GROUP INC	6,381,788	6,356,015	7,218,874	5,908,079	1,874,646

EXHIBIT D



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341

TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

June 17, 2015

Mr. Keith F. Higgins
Director, Division of Corporate Finance
Securities and Exchange Division
100 F Street, N.E.
Washington, D.C. 20549

Via email: i9review@sec.gov

Re: Interpretation of Rule 14a-8(i)(9)

Dear Director Higgins:

I write on behalf of the New York City Employees' Retirement System, the Teachers' Retirement System of the City of New York, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Board of Education Retirement System (collectively the "NYC Systems") in light of the January 16, 2015, announcement that the Division of Corporate Finance (the "Division") would suspend interpretation of Rule 14a-8(i)(9), the "conflicting proposal" provision (or the "Rule"), during the 2015 proxy season and undertake a review of the Rule's application.[1] This letter supplements our letter to the Division of January 15, 2015, on the subject of the application of the Rule to proxy access proposals.

The NYC Systems have approximately $160 billion in assets invested on behalf of 715,000 active and retired New York City employees. As long-term investors in U.S. capital markets, the NYC Systems have an extensive history of advocating governance practices at portfolio companies that we believe will promote sustainable value creation. Rule 14a-8 plays a crucial role in enabling shareowners, such as the NYC Systems, to present to boards and fellow shareowners a proposed reform and to register votes via proxy on other proponents' proposals, thereby enabling boards to gauge shareowner sentiment on suggested reforms. Indeed, many governance practices in the U.S. market have gained traction and subsequent widespread adoption via the Rule 14a-8 process, such as the spread of majority voting standards for director nominees, clawback policies, and annual elections for directors.

[1] Statement from Chair Mary Jo White. January 16, 2015. http://www.sec.gov/news/statement/statement-on-conflicting-proxy-proposals.html. See also Announcement from Division of Corporate Finance. January 16, 2015. http://www.sec.gov/corpfin/announcement/cf-announcement---rule-14a-8i9-no-views.html.

We are grateful for the Division's work to adjudicate no-action requests and we believe there is a role for guidelines to ensure that the shareowner resolution process promotes efficiency, balance, and integrity. We are concerned, however, that prior to the January 16 announcement, the Division's recent broad interpretation of Rule 14a8(i)(9) had denied shareowners the ability to present and vote on proposed reforms and enabled gamesmanship by companies. We therefore welcome the Division's review of the Rule's interpretation.

The Division has the opportunity to consider the voting results of the 2015 proxy season to inform its review. Based on our examination of these results, we believe the Division should define a narrow interpretation of the Rule by which two proposals addressing the same subject should only be viewed as conflicting if they would bind a board to enact incontrovertibly irreconcilable proposals. As the circumstances in which even two binding proposals could truly present a clear conflict are very limited – perhaps, for example an independent chair proposal vs. a combined Chair/CEO proposal – the Staff should avoid the risk of denying investors the right to vote, particularly since the binding-precatory combination effectively eliminates the risk of any harm.

The results of the 2015 proxy season demonstrate that such a narrow interpretation would adhere to the mandate of the Rule, would not result in "directly conflicting" proposals, would not result in "confusing or ambiguous results," and would avoid the specter of gamesmanship in the market. In contrast, a broad interpretation would frustrate the use of private ordering on matters such as proxy access, by preventing shareowners from communicating to management useful information on their preferences. We take each point in turn below.

The Division Has the Authority to Issue an Interpretation Without Notice-And-Comment

The U.S. Supreme Court recently held in *Perez v. Mortgage Bankers Association*, 135 S. Ct. 1199 (Mar. 9, 2015), that the Administrative Procedure Act (APA) exempts agencies issuing interpretive rules from notice and comment requirements. The *Perez* Court underscored that §4 of the APA "specifically exempts interpretive rules from notice-and-comment procedures. Because an agency is not required to use notice-and-comment procedures to issue an initial interpretive rule, it is also not required to use those procedures to amend or repeal that rule." *Id.* at 1200. As the prior views of the Division and its Staff are only interpretations of the Rule, the Division may change its interpretation of the Rule without requiring notice and comment.[2]

NYC Systems' Interest in the Rule

The NYC Systems have a particular interest in an effective and balanced interpretation of the Rule. For the 2015 proxy season, the NYC Systems sponsored 75 precatory shareowner resolutions requesting that portfolio companies adopt bylaws to enable shareowner access to the proxy ("proxy access"). The resolution is modeled on the vacated Securities and Exchange Commission (the "SEC") rule that would have enabled holders of 3% of shares, who have held such shares for at least 3 years, to nominate on the proxy up to 25% of a board. Additional investors filed at least 25 additional proposals based on the same or a substantially similar model. We believe that

[2] The June 10, 2015, letter from five corporate law firms to the Division erroneously asserts that a change in the Division's interpretation of the Rule would be something more than an interpretive rule. That letter did not cite or discuss the U.S. Supreme Court's *Perez* ruling. http://www.sec.gov/comments/i9review/i9review-5.pdf.

had the SEC not suspended issuing advice on the Rule, shareowners would have been denied the ability to vote on many of these resolutions.

Voting results from the 2015 annual meetings, as laid out in Table 1, demonstrate strong market support for proxy access resolutions based on the SEC's 3%/3 year/25% model. Table 1 summarizes voting results on 2015 NYC Systems-sponsored proxy access proposals for which final vote tabulations have been filed with the SEC. (See Appendix A for a full list of voting results.) Voting results on other proponents' proxy access resolutions, which were substantially similar, are largely similar.

Table 1: Voting Results of 2015 NYC Systems Proxy Access Proposals[3]

	NYC Systems Resolutions
Number of companies agreeing to implement proposal before annual meeting vote	6
Total number of proposals voted for which final results are available	59
Percentage of proposals passing	64.41%
Percentage of "near misses" (proposals receiving 45%-49.9%)	18.64%
Total percentage of proposals receiving 45% or higher support	83.05%
Percentage of proposals receiving above 70% support	11.86%
Average level of support for all shareowner proposals	56.62%
Average support for passing proposals	63.46%
Average level of support for failed proposals	44.24%
Average level of support for "competing" board proposals	41.79%

Six companies agreed with the reform and announced prior to a shareowner vote their intent to adopt proxy access, prompting withdrawals of the proposals. To date, we have final voting results for 59 of the 62 proxy access proxy proposals that have been voted upon. Almost two-thirds (64%) have received majority support. The average voting support has been 57%. Seven resolutions (or 12%) have received over 70% support, with the highest receiving 93% and 90%. Of the proposals receiving over 50% support, the average vote as been 63%. Of the resolutions that did not obtain greater than 50% support, 11 proposals (or 19%) have fallen within 5% points of reaching majority (i.e. obtained between 45% and 49.9% support). Remarkably, 83% of proposals received 45% support or above.

Among proposals receiving less than majority support, the average vote remained above 40%, despite board opposition and high insider ownership at several companies. At the two companies that did not oppose the resolutions (*i.e.*, made no recommendation or recommended votes in favor of the resolution), the proposals garnered almost unanimous support: 93% at Apache Corporation and 90% at Republic Services, Inc.

We know of few, if any, other shareowner resolution topics that have garnered the same level of immediate and substantial support and traction among investors as has the 3%/3 year/25% model of the proxy access proposal.

[3] Table 1 summarizes all NYC Systems-sponsored proxy access proposals voted during 2015 for which companies have disclosed vote results in SEC filings as of June 16, 2015.

It is important to note that shareowner support for board-sponsored "competing" proxy access proposals (most with 5% ownership thresholds) has been far more modest, averaging only 42% and failing in the majority of votes. Thus, if the shareowner 3% proposals and the strong vote results on those proposals had been disallowed this season, companies might have erroneously concluded that investor sentiment for proxy access was tepid at best. The shareowner proxy access proposals thus provided valuable information to issuers and investors alike.

***No* shareowners encountered multiple proxy proposals in 2015 that "directly conflicted"**

In 2015, seven companies filed proxy statements that presented to shareowners both a management-sponsored and a shareowner-sponsored proposal for proxy access. None of the seven companies encountered inherently opposing proposals. All seven shareowner proposals, and all but two company proposals, were only advisory in nature.

Table 2: Nature of Proposals When Two Proxy Access Proposals Appeared on 2015 Proxies

Company	Board Proposal	Shareowner Proposal
AES Corporation	Non-binding	Non-binding
Chipotle Mexican Grill	Binding	Non-binding
CloudPeak Energy	Binding	Non-binding
Exelon	Non-binding	Non-binding
Expeditors International	Non-binding	Non-binding
SBA Communications	Non-binding	Non-binding
Visteon Corporation	Non-binding	Non-binding

Thus, each company simply received mostly advisory shareowner feedback on their preferences as to proxy access. Neither shareowners nor managers were confused.

Moreover, of the companies that presented board-sponsored, non-binding proposals, several stated in their proxies that they saw the benefit of presenting two proposals on the same topic in their proxies in order to gauge investor sentiment on the different proxy access models proposed in each. For example, AES Corporation wrote in its 2015 proxy:

> In light of the Stockholder Proxy Access Proposal set forth in Proposal 9 and the considerations addressed in this Proposal 7, ***the Board determined that stockholders should be provided the opportunity to consider alternative provisions under which proxy access may be implemented***. Both the Management Proxy Access Proposal and the Stockholder Proxy Access Proposal are not binding, meaning that approval of either or both will not result in an amendment of the By-Laws. Although the Board could have adopted or proposed for stockholder approval an amendment to the By-Laws to provide for proxy access, the Board determined that any decision to implement the Management Governance Proposals and/or the Stockholder Proposals should be addressed at the same time, after stockholders have had an opportunity to evaluate and vote on the alternative and conflicting terms of those proposals.[4] *(Emphasis added.)*

---

[4] AES Corporation. 2015 Proxy Statement. P. 66. http://www.sec.gov/Archives/edgar/data/874761/000087476115000014/a2015proxystatement.htm#s348bf3efdd2b420cbf7962af0495e861

Similarly, Exelon wrote in its 2015 proxy:

> ....Accordingly, ***the board believes that shareholders <u>should have the opportunity to consider alternative proxy access proposals</u>.*** **...**The board will take into consideration the shareholder vote for and against each proposal and will also seek additional shareholder input on proxy access through Exelon's long-standing program of outreach to its shareholders. If a majority of shares represented at the meeting in person or by proxy and eligible to vote are voted in favor of either proxy access proposal, Exelon intends to bring to a vote at the 2016 annual meeting of shareholders a binding proposal for amendments to Exelon's bylaws to implement some form of proxy access.[5] *(Emphasis added.)*

Visteon Corporation likewise stated:

> ***<u>...[T]he Board determined that stockholders should be provided the opportunity to consider alternative provisions under which proxy access may be implemented.</u>*** ... Although the Board could have submitted a binding proposal for stockholder approval an amendment to the Bylaws to provide for proxy access, the Board determined that any decision to implement proxy access through amendments to the Bylaws should be addressed after stockholders have had an opportunity to evaluate and vote on the alternative and conflicting terms of the Management Proxy Access Proposal and the Stockholder Proxy Access Proposal.[6] *(Emphasis added.)*

The evidence from the season underscores our view, and several companies appear to agree, that two proposals cannot be fundamentally conflicting as long as at least one of the two proposals is non-binding in nature.

Despite the SEC suspension of the Rule, <u>NO</u> companies experienced voting results that were "inconsistent and ambiguous."

Table 3 below details the voting results at each of the seven companies where shareowners voted on two proxy access proposals. In all cases other than Expeditors International, the board proposal required 5% ownership thresholds, among other differing terms. At Expeditors International, the board proposed a 3% ownership requirement for 3 years, but limited the nominating group to no more than twenty shareowners and the slate size to 20% of the board.

The diverse support levels shown in Table 3 indicate that shareowners were not confused in understanding the different proxy access proposals on which they were asked to cast their votes. In no case did both proposals earn a majority vote. In all but one case, one proposal or the other got a clear majority vote, with a margin over the other proposal in excess of 5%. Even in the one very minor exception, Chipotle, the shareowner proposal got a near-majority of 49.86%, compared to management's 39.71%. Those seven Boards face no ambiguity or difficulty interpreting the voting results. Rather, in each case, they simply got clear and valuable information, typically available by no other means, as to what shareowners truly preferred.

---

[5] Exelon Corporation. 2015 Proxy Statement. P 81. http://www.sec.gov/Archives/edgar/data/1109357/000119312515098237/d876808ddef14a.htm#rom876808_17.

[6] Visteon Corporation. 2015 Proxy Statement. P 52. http://www.sec.gov/Archives/edgar/data/1111335/000119312515167831/d913720ddef14a.htm#toc913720_20.

Table 3: Votes Received by "Competing" Proxy Access Proposals To-Date in 2015[7]

Company	Board Proposal	Shareowner Proposal
The AES Corporation	36.17%	*66.36%*
Chipotle Mexican Grill	34.71%	49.86%
CloudPeak Energy	25.92%	*71.12%*
Exelon	*52.58%*	43.60%
Expeditors International of Washington	*70.32%*	35.03%
SBA Communications	*51.65%*	46.28%
Visteon Corporation	21.15%	*75.67%*

The prior interpretation of the Rule created a risk of "gamesmanship"

Chair White raised a pivotal point when questioning to what extent the Rule may result in, "unintended consequences and potential misuse of our process."[8] Evidence from the 2015 proxy season reveals that the Rule, as initially interpreted in the Staff's *Whole Foods* no-action advice (Dec. 1, 2014), *withdrawn* (Jan. 16, 2015), creates a risk of gamesmanship by issuers.

Following *Whole Foods*, twenty-five additional companies (seventeen of which were responding to NYC Systems-sponsored proposals) quickly submitted requests for no-action relief under the Rule. Each request unequivocally represented that at its upcoming annual meeting, the company would be submitting for shareowner approval its own resolution to provide for proxy access. (See relevant excerpts in Appendix B.)

Despite those public promises to the SEC and to investors that each company would be presenting a proxy access proposal, 13 of the 25 companies failed to present any company-sponsored proposal on proxy access. Indeed, in their opposition statements to shareowner proxy access resolutions, 11 of those 13 companies opposed and argued *against* the entire concept of proxy access in any form. Those opposition statements variously described any form of proxy access as being "unnecessary, disruptive and potentially destabilizing," "disruptive and harmful," having "significant adverse consequences," etc. (See Appendix C for a selection of excerpts from company proxy statements.)

The dramatic shift, from companies' public representations to their regulator that their boards have "determined to submit" purported "conflicting proposals" on proxy access, to not submitting any such proposal, coupled with their subsequent broad opposition to the very concept of proxy access, highlights a serious risk from a broad interpretation of "conflicting proposals" under the Rule: companies, by claiming an intention to submit a competing proposal that they otherwise had no intention to submit, could game the Rule to prevent votes on shareowner proposals that might garner very substantial majorities. We agree with Chair White's sentiment that gamesmanship should have no place in the process. That is particularly so when companies' sole

[7] For purposes of consistency, Table 3 tabulates all vote percentages as the percentage of "yes" votes divided by votes cast. Italicized results denote majority-supported resolutions.

[8] Chair Mary Jo White. "A Few Observations on Shareholders in 2015." Tulane University Law School 27th Annual Corporate Law Institute New Orleans, Louisiana. March 19, 2015. http://www.sec.gov/news/speech/observations-on-shareholders-2015.html.

aim may be to block shareowners from providing information to management about their preferences on a precatory proposal.

Beyond Access: The Rule's Excessively Broad Impact Beyond Proxy Access

We note that the Division's historic interpretation of the Rule has impacted proposals on topics other than proxy access. For example, the Division has permitted companies to exclude proposals addressing clawback provisions and change-in-control severance agreements for future equity plans and awards, in cases where the company has sought shareowner approval on an executive plan on that year's proxy statement, even where no direct conflict exists.[9] Using the same analysis as for proxy access, a board-sponsored equity plan proposal does not "directly conflict" with a precatory shareowner proposal that requests *prospective* policy reforms to be implemented in a way that does not conflict with existing contracts, equity plans, or agreements. If shareowners approve both proposals, a board could readily understand that shareowners agree with the broad equity plan provisions as presented on the proxy, but also agree that *future* plans should incorporate the recommendations of the shareowner proposal. For that reason, too, a narrow interpretation of the Rule is warranted.

Conclusion: Towards a Workable Interpretation

The results of the 2015 proxy season have provided an unprecedented "real world" experiment on the extent to which a narrow application of the Rule going forward would achieve a proper balance, by precluding binding proposals calling for opposite results, but otherwise allowing shareowners to inform management as to their preferences. We submit that the above evidence supports the proposal that two proposals addressing similar topics, in which at least one proposal is not binding, would not result in directly conflicting proposals, would not generate ambiguity or difficulty in interpreting the results, and – crucially – would foreclose the temptation of gamesmanship which appeared to be at play early in the 2015 proxy season. Such a revised interpretation is permissible under *Perez*, and would facilitate the use of private ordering on matters of shareowner concern such as proxy access.

We appreciate the Division's consideration and would welcome the opportunity to discuss this further.

Sincerely,



Michael Garland

[9] See *ConocoPhillips* (February 28, 2014), available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/amalgamatedbankconoco022814-14a8.pdf. See also *Boeing* (February 25, 2014), available at: http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2014/nycemployeesboeingnew022514-14a8.pdf, reconsideration denied (March 14, 2014).

APPENDIX A: Vote Results on NYC Systems 2015 Proxy Access Proposals[10]

Company	2015 AGM	Shares For	Shares Against	Final Vote	Competing Proposal, Pre-emptive By-law, Other Notes
Apache Corp.	5/14/2015	290,383,343	22,799,745	92.72%	W/mgmt support
Republic Services	5/14/2015	258,439,973	29,041,192	89.90%	No board recommendation
Avon Products Inc.	5/6/2015	253,679,164	81,422,429	75.70%	
Visteon Corporation	6/11/2015	23,553,248	7,574,138	75.67%	21.15%
FirstEnergy Corp.	5/19/2015	226,599,452	90,710,293	71.41%	
Cloud Peak Energy Inc.	5/13/2015	32,254,575	13,095,864	71.12%	25.92%
Netflix, Inc.	6/9/2015	34,110,915	13,954,205	70.97%	
Hasbro Inc.	5/21/2015	70,669,231	32,315,904	68.62%	
Roper Technologies Inc.	5/29/2015	58,921,688	28,238,212	67.60%	
American Electric Power Co., Inc.	4/21/2015	220,571,175	107,900,329	67.15%	
Alpha Natural Resources, Inc.	5/21/2015	59,286,157	29,013,658	67.14%	
Nabors Industries Ltd.	6/2/2015	178,458,627	87,756,711	67.04%	
The AES Corporation	4/23/2015	411,136,143	208,374,419	66.36%	36.17%
EQT Corporation	4/15/2015	74,818,968	38,020,840	66.31%	
AvalonBay Communities Inc.	5/21/2015	73,485,204	39,628,900	64.97%	
Freeport-McMoRan Copper & Gold Inc.	6/10/2015	425,900,219	230,784,820	64.86%	
Duke Energy Corporation	5/7/2015	269,370,537	160,063,056	62.73%	
Marathon Oil Corporation	4/29/2015	321,394,551	191,118,775	62.71%	Enacted 5% bylaw (04/09/15)
Occidental Petroleum Corporation	5/1/2015	366,835,985	224,740,075	62.01%	
DTE Energy Company	5/7/2015	76,842,406	47,738,202	61.68%	
PPL Corporation	5/20/2015	299,445,495	188,042,670	61.43%	
Range Resources Corporation	5/19/2015	87,435,806	56,119,765	60.91%	
Anadarko Petroleum Corporation	5/12/2015	227,684,098	155,358,454	59.44%	
eBay Inc.	5/1/2015	544,459,733	371,585,696	59.44%	
Vertex Pharmaceuticals Incorporated	6/4/2015	126,418,279	89,918,865	58.44%	
Devon Energy Corporation	6/3/2015	164,798,024	118,618,598	58.15%	
Apartment Investment and Management Company	4/28/2015	74,776,090	54,847,692	57.69%	
CF Industries Holdings, Inc.	5/15/2015	20,943,385	15,575,541	57.35%	Enacted 5% bylaw (02/04/15)
Southwestern Energy Co.	5/19/2015	187,027,012	144,510,272	56.41%	
Cimarex Energy Co.	5/14/2015	42,120,311	32,835,128	56.19%	
Alliance Data Systems Corporation	6/3/2015	28,815,791	22,880,569	55.74%	
HCP, Inc.	4/30/2015	203,604,625	163,327,815	55.49%	Enacted 5% bylaw (02/08/15)
Chevron Corporation	5/27/2015	708,419,594	571,606,250	55.34%	
ConocoPhillips	5/12/2015	444,379,995	374,315,155	54.28%	
The Priceline Group Inc.	6/4/2015	23,288,596	20,103,340	53.67%	Enacted 5% bylaw (03/18/15)
Murphy Oil Corporation	5/13/2015	79,723,018	70,814,732	52.96%	
Hess Corporation	5/6/2015	119,517,383	114,398,657	51.09%	
EOG Resources, Inc.	4/30/2015	227,790,419	221,305,020	50.72%	Will enact 5% bylaw
Chipotle Mexican Grill, Inc.	5/13/2015	12,818,183	12,890,193	49.86%	34.71%
Exxon Mobil Corporation	5/27/2015	1,284,789,280	1,316,119,928	49.40%	
Pioneer Natural Resources Co.	5/20/2015	62,328,930	63,961,416	49.35%	Will enact 5% bylaw
Alexion Pharmaceuticals, Inc.	5/6/2015	87,188,567	89,946,367	49.22%	
Peabody Energy Corp.	5/4/2015	87,325,721	92,136,153	48.66%	
CONSOL Energy Inc.	5/6/2015	93,574,378	105,682,362	46.96%	
FleetCor Technologies, Inc.	6/10/2015	34,877,823	39,482,060	46.90%	
SBA Communications Corp.	5/21/2015	51,720,353	60,025,326	46.28%	51.65%
Southern Company	5/27/2015	260,446,276	303,750,942	46.16%	
VCA Inc.	4/16/2015	32,996,452	38,850,878	45.93%	
Cabot Oil & Gas Corporation	4/23/2015	160,149,721	193,704,930	45.26%	Enacted 5% bylaw (03/11/15)
New York Community Bancorp Inc.	6/3/2015	118,849,913	148,935,836	44.38%	Enacted 5% bylaw (03/17/15)
Exelon Corporation	4/28/2015	270,056,108	349,307,165	43.60%	52.58%
Level 3 Communications, Inc.	5/21/2015	127,494,852	164,923,459	43.60%	
Noble Energy, Inc.	4/28/2015	141,242,669	192,278,654	42.35%	
PACCAR Inc	4/21/2015	126,433,775	174,847,968	41.97%	
NVR, Inc.	5/5/2015	1,533,810	2,161,770	41.50%	
Urban Outfitters Inc.	6/2/2015	47,743,389	69,758,730	40.63%	High inside ownership
Arch Coal Inc.	4/23/2015	36,747,909	64,548,909	36.28%	Enacted 5% bylaw (02/26/15)
Westmoreland Coal Co.	5/19/2015	4,888,986	8,765,664	35.80%	
Expeditors International of Washington Inc.	5/21/2015	53,626,528	99,456,162	35.03%	70.32%

[10] Appendix A includes all NYC Systems-sponsored proxy access proposals voted during 2015 for which companies have disclosed vote results to the SEC in filings as of June 16, 2015.

APPENDIX B: Excerpts from Select No-Action Requests

The following excerpts are taken from letters companies sent to the Securities and Exchange Commission requesting no-action relief to exclude a precatory shareowner proposal requesting that the board implement proxy access. In each, the companies unequivocally state their intent to include a board-sponsored resolution to implement a proxy access provision at the company's 2015 annual meeting.

> The Board ***has determined to submit a proposal to stockholders at the 2015 Annual Meeting*** with respect to proxy access for director nominations... (Alpha Natural Resources; emphasis added)[11]

> The Company believes that the Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal ***to be submitted by the Company in the 2015 Proxy Materials***.... The Board has determined to submit a proposal to the Company's stockholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of a proxy access framework that would permit stockholders...(Conoco Phillips; emphasis added)[12]

> The Company respectfully requests that the Staff concur in the Company's view that the Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with the Company's own proposal.... It is anticipated that the Corporate Governance Committee of the Board will recommend that the Board submit a proposal to shareholders at the 2015 Meeting with respect to proxy access for director nominations (the "Company Proposal"). ...The specific text of the proposed Regulations amendments implementing the Company Proposal ***will be included in the Proxy Materials***... (FirstEnergy; emphasis added)[13]

> Cimarex Energy Co. (the "Company") ***intends to provide shareholders at its 2015 Annual Meeting of Shareholders (the "2015 Annual Meeting") with the opportunity to vote on a Company-sponsored (and Board-recommended) "proxy access" proposal*** that would grant substantial, long-term shareholders with access rights to the Company's proxy statement and proxy card for eligible shareholder director nominations."... "The Company's Board ***plans to submit a Company-sponsored proposal at the 2015 Annual Meeting*** (the "Company Proposal") seeking shareholder approval of a proxy access framework..."....(Cimarex; emphasis added)[14]

> The Company believes that the Proposal may properly be excluded from the 2015

---

[11] Alpha Natural Resources. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/nyccomptrollealpha020515-14a8.pdf.

[12] Conoco Phillips. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollerofthecitynyconoco020515-14a8.pdf.

[13] FirstEnergy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/nycremployeeretirementfirst020515-14a8.pdf.

[14] Cimarex. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercityofnewyorkcimarex020514-14a8.pdf.

Proxy Materials pursuant to Rule 14a-8(i)(9) because the Proposal directly conflicts with a proposal to be submitted by the Company in the 2015 Proxy Materials.... The Board ***has determined to submit a proposal to the Company's stockholders at the 2015 Annual Meeting*** with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek stockholder approval of a proxy access framework... (Peabody Energy; emphasis added)[15]

The Company believes that the Shareholder Proposal may properly be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(9) because the Shareholder Proposal directly conflicts with a proposal ***to be submitted by the Company in its 2015 Proxy Materials***... The Board has determined to submit a proposal to shareholders at the 2015 Annual Meeting with respect to proxy access for director nominations (the "Company Proposal"). Specifically, the Board intends to seek shareholder approval... (Noble Energy; emphasis added)[16]

---

[15] Peabody Energy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercityofnewyorstate020415-14a8.pdf.

[16] Noble Energy. No-action request letter. http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2015/comptrollercitynewyorknoble020515-14a8.pdf.

APPENDIX C: Excerpts from Company Proxies Opposing Proxy Access

The following is a non-exhaustive list of excerpts from companies that had initially disclosed their intent to include a board-sponsored proxy access resolution at their 2015 annual meetings in statements to the Securities and Exchange Commission, but subsequently opposed proxy access in any form in 2015 proxy materials.

> ***Allowing stockholders to nominate competing candidates for director in our proxy statement would usurp the role of the independent nominating and corporate governance committee*** and our board in one of the most crucial elements of corporate governance, the selection and nomination of directors….***Implementation of a Proxy Access Bylaw Could Have a Number of Other Significant Adverse Consequences*** (Alpha Natural Resources, Inc.; emphases added)[17]

> The Board recommends that you vote against this proposal because it ignores the effective voice stockholders already have, undercuts the critical role of the independent Committee on Directors' Affairs, and ***would introduce an unnecessary, disruptive and potentially destabilizing dynamic into the Board election process.*** In short, the proposal advances a solution for a problem that does not exist at ConocoPhillips, and does so at the risk of considerable harm to our Company…. ***The Board believes that proxy access may have a number of significant adverse consequences and could harm our Company, Board and stockholders*** (Conoco Phillips; emphases added)[18]

> We believe that, because of their unique positions, ***the independent Corporate Governance Committee and your Board are better situated than individual investors or special interests groups*** to assess the particular qualifications of potential director nominees and to determine whether they will contribute to an effective and well-rounded Board that operates openly and collaboratively and represents the interests of all shareholders and not just those with special interests....***Unfettered proxy access would bypass and undermine our carefully designed director nominating process by placing directly into nomination candidates*** who may fail to satisfy your Company's independence or other qualifications or who may fail to contribute the needed experiences and perspectives to the mix on your Board....***Your Board also believes that replacing our current process with proxy access could be disruptive and harmful to the operations of your Board*** and, as a result, our shareholders by unnecessarily shifting the responsibility and expense of soliciting proxies for shareholders with special interests or short-term interests from such shareholders to your Company. (FirstEnergy Corporation; emphases added)[19]

> Allowing stockholders to use our proxy materials for contested director elections will not improve our corporate governance. Rather, ***proxy access could harm our Company***, our

[17] Alpha Natural Resources, Inc. 2015 Annual Meeting Proxy. http://www.sec.gov/Archives/edgar/data/1301063/000119312515124338/d885726ddef14a.htm.
[18] ConocoPhillips Corporation. 2015 Annual Meeting proxy. http://www.sec.gov/Archives/edgar/data/1163165/000110465915023250/a15-7428_1def14a.htm.
[19] FirstEnergy Corporation. 2015 Annual Meeting Proxy. http://www.sec.gov/Archives/edgar/data/1031296/000119312515115212/d853082ddef14a.htm.

Board and our stockholders... (Noble Energy, Inc.; emphasis added)[20]

The Board recommends that you vote against the Proponent's proposal ***because it ignores the effective voice shareholders already have and undercuts the critical role of, and protections afforded by, the independent Governance & Nominating Committee*** of the Board. (Kohl's Corporation; emphasis added)[21]

[20] Noble Energy, Inc. 2015 Annual Meeting Proxy.
http://www.sec.gov/Archives/edgar/data/72207/000007220715000018/nbl-2015proxydef.htm.
[21] Kohl's Corporation. 2015 Annual Meeting Proxy.
http://www.sec.gov/Archives/edgar/data/885639/000119312515110272/d870201ddef14a.htm.


GT GreenbergTraurig

January 12, 2016

VIA E-MAIL (SHAREHOLDERPROPOSALS@SEC.GOV)

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: SBA Communications Corporation – Notice of Intent to Omit Shareholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

We are writing on behalf of our client, SBA Communications Corporation, a Florida corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to inform the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") that, in reliance on Rule 14a-8(i)(10), the Company intends to omit from its proxy statement and form of proxy (collectively, the "2016 Proxy Materials") to be furnished to shareholders in connection with its 2016 annual meeting of shareholders, the shareholder proposal and the statements in support thereof (collectively, the "Repeated Proposal") submitted by the Comptroller of the City of New York, as custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, the New York City Teachers' Retirement System, the New York City Police Pension Fund, and the New York City Board of Education Retirement System (collectively, the "Proponent"). Copies of the Repeated Proposal, and related correspondence from the Proponent, are attached to this letter as Exhibit A. The Company respectfully requests that the Staff concur with the Company's view that the Repeated Proposal may properly be excluded from the Company's 2016 Proxy Materials pursuant to Rule 14a-8(i)(10).

Pursuant to Staff Legal Bulletin No. 14D ("SLB 14D"), we are submitting this request for no-action relief to the Staff via e-mail at shareholderproposals@sec.gov (in lieu of providing six additional copies of this letter pursuant to Rule 14a-8(j)), and the undersigned has included her name and telephone number both in this letter and the cover e-mail accompanying this letter. Pursuant to Rule 14a-8(j), we are: (1) filing this letter with the Commission no later than 80 calendar days before the date on which the Company plans to file its definitive 2016 Proxy Materials with the Commission; and (2) simultaneously forwarding a copy of this letter and its attachments to the Proponent as notice of the Company's intent to omit the Repeated Proposal from the 2016 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that a shareholder proponent is required to send the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff relating to the Repeated Proposal, the Proponent should concurrently furnish a copy of that correspondence to the Company. Similarly, the Company will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by e-mail or fax only to the Company.

Background

In connection with the Company's 2015 annual meeting of shareholders (the "2015 Annual Meeting"), the Company received a shareholder proposal from the Proponent requesting that the Company implement a proxy access bylaw which would permit a shareholder or a group of an unlimited number of shareholders who continuously held at least 3% of the Company's common stock for 3 years to nominate up to 25% of the Company's Board (the "Proponent's Initial Proposal"). In response to the Proponent's Initial Proposal and in order to better understand shareholders' underlying concerns and essential objectives relating to proxy access, the Company sought input on the subject from its shareholders who at the time held, in the aggregate, more than 30% of the Company's outstanding common stock. During these discussions, the Company's shareholders expressed their support for a proxy access bylaw tailored specifically to the Company's shareholder base and long-term corporate strategy and with appropriate safeguards against abuse. Specifically, shareholders conveyed support for a proposal that permitted a shareholder, or a group of up to 10 shareholders, who held at least 5% of the Company's common stock for 3 years to nominate up to 20% of the Company's Board (the "Company-sponsored Proposal").

Because the Company's board of directors (the "Board") believed that shareholders should have the opportunity to consider both proxy access proposals to permit them to approve the one that they believe was most appropriate for their company, both the Proponent's Initial Proposal and the Company-sponsored Proposal were placed on the ballot at the 2015 Annual Meeting. In the proxy statement for the 2015 Annual Meeting, the Company stated "[i]f the [Company-sponsored Proposal] is approved and the [Proponent's Initial Proposal] is not approved, the Board intends to promptly amend [the Company's] bylaws to adopt a proxy access bylaw as contemplated by [the Company-sponsored Proposal]." At the 2015 Annual Meeting, the Company's shareholders approved the Company-sponsored Proposal and did not approve the Proponent's Initial Proposal. Consequently, in accordance with its commitment to the Company's shareholders, the Board amended the Company's bylaws on July 28, 2015 to implement the Company-sponsored Proposal on those terms approved by the shareholders at the 2015 Annual Meeting. The newly adopted proxy access bylaw appears as Section 20 of the Company's bylaws (the "Company's Proxy Access Bylaw"), which were filed as an exhibit to the Company's Current Report on Form 8-K on July 31, 2015 and are attached to this letter as Exhibit B.

The Shareholder Proposal

The Proponent's Repeated Proposal seeks a non-binding shareholder resolution requesting that the Company's Board of Directors (the "Board") amend the Company's existing bylaw relating to proxy access for director nominations to reflect virtually the same substantive terms provided for in the Proponent's Initial Proposal, which was rejected by the Company's shareholders at the 2015 Annual Meeting in a head-to-head vote with the Company-sponsored Proposal. Specifically, of the four provisions included in the Proponent's Repeated Proposal, three were contained in the Proponent's Initial Proposal and rejected by the Company's shareholders and the fourth provision is procedural in nature.

Basis for Exclusion of the Shareholder Proposal

As discussed more fully below, we believe that the Repeated Proposal may be properly excluded from the 2016 Proxy Materials pursuant to Rule 14a-8(i)(10) because proxy access, the subject matter of the Repeated Proposal, has been substantially implemented in accordance with the voting results of the 2015 Annual Meeting at which the shareholders approved proxy access on the terms contemplated by the Company-sponsored Proposal rather than the Proponent's Initial Proposal.

Analysis

A. Rule 14a-8(i)(10)

Rule 14a-8(i)(10) permits (and its predecessor Rule 14a-8(c)(10) previously permitted) a company to exclude a shareholder proposal if the company has already "substantially implemented" the proposal. The Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Rule 14a-8(i)(10) does not require companies to implement every detail of a proposal in order for the proposal to be excluded. In fact, in interpreting the predecessor provision to Rule 14a-8(i)(10), the Commission has stated that a formalistic application of the rule requiring full implementation "defeated [the predecessor rule's] purpose." At one time, the Staff interpreted the predecessor rule narrowly, considering a proposal to be excludable only if it had been "'fully' effected" by the company. *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). By 1982, however, the

Commission recognized that the Staff's narrow interpretation of the predecessor rule "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *Id.* Accordingly, the Commission proposed in 1982 and adopted in 1983 a revised interpretation to the rule to permit the omission of proposals that had been "*substantially* implemented." (emphasis added) Exchange Act Release No. 20091 (Aug. 16, 1983) and Exchange Act Release No. 40018, at n.30 (May 21, 1998) ("1998 Release").

Under the current rule, when a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., NETGEAR, Inc.* (avail. March 31, 2015); *Pfeizer, Inc.* (avail. Jan. 25, 2013, recon. avail. Mar. 1, 2013); *Exelon Corp.* (avail. Feb. 26, 2010); *Exxon Mobil Corp. (Burt)* (avail. Mar. 23, 2009); *Anheuser-Busch Companies, Inc.* (avail. Jan. 17, 2007); *ConAgra Foods, Inc.* (avail. Jul. 3, 2006); *Talbots Inc.* (avail. Apr. 5, 2002); *Exxon Mobil Corp.* (avail. Jan. 24, 2001); *The Gap, Inc.* (avail. Mar. 8, 1996).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (avail. Mar. 28, 1991). Even if a company's actions do not go as far as those requested by the shareholder proposal, they nonetheless may "compare favorably" with the requested actions. *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006) (permitting exclusion of a proposal that asked the company to confirm the legitimacy of *all* current and future U.S. employees, where the company had verified the legitimacy of *91%* of its domestic workforce); *Masco Corp.* (avail. Mar. 29, 1999) (permitting exclusion of a proposal that the company adopt a standard for independence of the company's outside directors, where the company had adopted a standard that, unlike the one proposed, added the qualification that only material relationships with affiliates would affect a director's independence). In other words, a company will have substantially implemented a shareholder proposal if it has addressed the underlying concerns and essential objectives of a shareholder proposal, even without implementing precisely the actions or achieving all of the objectives contemplated by the proposal. In addition, when a company can demonstrate that it has already adopted policies or taken actions to address each element of a shareholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *Johnson & Johnson* (avail. Feb. 17, 2006). The Staff has taken this position even when the specific ownership thresholds adopted by a company differ from those proposed in a shareholder proposal. *See General Electric Company* (avail. Mar. 3, 2015); *General Dynamics Corp.* (avail. Feb. 6, 2009).

With respect to proxy access, the Staff has agreed that a company's adoption of a proxy access bylaw may substantially implement a shareholder-proposed bylaw even though the company's bylaw imposes procedural or other requirements not contemplated by the shareholder proposal. For example, in *General Electric Company* (avail. Mar. 3, 2015), the company received a shareholder proposal requesting that the board adopt a proxy access bylaw that did not limit the number of shareholders who may aggregate their shares to satisfy the 3% ownership threshold. The Staff concurred that the company had substantially implemented the proposal by adopting a proxy access bylaw, even though the company proxy access bylaw included a 20-shareholder cap on the number of shareholders who may aggregate to satisfy the 3% ownership threshold (as opposed to unlimited as required by the proposal).

The Staff's position in *General Electric* is consistent with prior Staff letters allowing companies to exclude shareholder proposals requesting that shareholders be accorded certain rights where the company has already provided for those rights on substantially similar terms but has imposed additional exceptions or limitations. In *General Dynamics Corp.* (avail. Feb. 6, 2009), for example, the Staff allowed the company to exclude a proposal giving any shareholder or group of shareholders owning at least 10% of the company's stock the power to call a special meeting, where the company already adopted a special meeting bylaw allowing a single shareholder owning at least 10% of the company's stock to call a special meeting, but requiring any group of shareholders seeking to call a special meeting to own at least 25% of the company's stock. Although the minimum ownership required for a group of stockholders to call a special meeting under General Dynamics' bylaws differed from that requested by the proposal, the Staff agreed with the company that the proposal had been substantially implemented as the essential objectives of the proposal (i.e., the ability of stockholders to call a special meeting) had been met. *Bank of America Corp.* (avail. Dec. 15, 2010); *see also Borders Group, Inc.* (avail. Mar. 11, 2008); *3M Company* (avail. Feb. 27, 2008). In *Bank of America Corp.*, the Staff agreed that the company had substantially implemented a proposal requesting that the board amend the company's governing documents to give holders of 10% of the company's stock the power to call a special meeting where the board had adopted a bylaw giving holders of at least 10% of the company's stock to call a special meeting but imposed additional requirements not outlined in the proposal.

B. The Company's Proxy Access Bylaw Substantially Implements the Shareholder Proposal

The Repeated Proposal seeks to amend the Company's Proxy Access Bylaw, which was adopted in response to the shareholder approval of the Company-sponsored Proposal at the 2015 Annual Meeting, to implement proxy access provisions that were specifically included in the Proponent's Initial Proposal and rejected by the Company's shareholders.

The Proponent's submission of the Repeated Proposal presents a unique situation, as it has been submitted after shareholders were provided the opportunity in the prior year's shareholder meeting to consider and choose between two different proposals that dealt with the same issue. As discussed above, the Staff has stated that the purpose of the predecessor provision to Rule 14a-8(i)(10) was "to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." Exchange Act Release No. 12598 (July 7, 1976). Furthermore, in its 1982 release expanding the Staff's interpretation of the predecessor rule, the Commission indicated that these types of proposals "may not serve the interests of the issuer's security holders at large and may lead to an abuse of the security holder proposal process," in particular by enabling proponents to argue "successfully on numerous occasions that a proposal may not be excluded as moot in cases where the company has taken most but not all of the actions requested by the proposal." *See* Exchange Act Release No. 19135 at § II.B.5. (Oct. 14, 1982). This concern is even more prevalent in the Company's situation where the matter at issue, proxy access, has already been favorably acted upon by management *and by the Company's shareholders*. The Proponent's Initial Proposal provided the Proponent the opportunity to offer its vision of proxy access for consideration by the Company's shareholder base as a whole. However, unlike historical situations where shareholders have only had the opportunity to vote either in favor or against a shareholder's proposal, at the 2015 Annual Meeting, the Company's shareholders had the opportunity to consider two alternative structures for proxy access and to act upon the alternatives by voting in favor of one, both or neither of the proposals. Allowing the Proponent to reiterate substantially the same proposal on a matter that has already been implemented in accordance with the express approval of the Company's shareholders is precisely the kind of abuse the Commission was attempting to prevent when it revised its interpretation of Rule 14a-8(i)(10) to permit the omission of proposals that had been "*substantially* implemented."

As the Staff has made clear in numerous no-action letters described above, a company may exclude a proposal if the Company has already addressed the underlying concerns and essential objectives of the proposal, even if the company's actions are different from the proposal, fall short of fully addressing every aspect of the proposal or impose additional requirements not contemplated by the proposal.

The Company's Proxy Access Bylaw provides a number of substantive and procedural provisions regarding the implementation of the proxy access right which were adopted as a whole, with certain provisions balancing others, to provide shareholders meaningful access to the Company's proxy statement while still including safeguards to avoid abuse of this right.

The Repeated Proposal cherry-picked only four of these provisions which the Proponent views as "overly restrictive," without addressing the counterbalancing provisions included in the Company's Proxy Access Bylaw. Moreover, of these four provisions, three were contained in the Proponent's Initial Proposal and rejected by the Company's shareholders in a head-to-head vote with the Company-sponsored Proposal, and the fourth provision is procedural in nature. Requiring the Company to expend additional time, effort and expense to respond to a proposal on the same subject matter where the Company had previously presented two alternative constructs to shareholders at the prior year's annual meeting (at significant time, effort and expense) and has already implemented the shareholder-approved construct defeats the purpose of Rule 14a-8(i)(10) and leads to an abuse of the shareholder proposal process.

1. Ownership Threshold and Group Aggregation

When a company has already taken action to address the underlying concerns and essential objectives of a shareholder proposal, the proposal has been "substantially implemented" and may be excluded. *See, e.g., NETGEAR, Inc.* (avail. March 31, 2015); *Pfeizer, Inc.* (avail. Jan. 25, 2013, recon. avail. Mar. 1, 2013); *Exelon Corp.* (avail. Feb. 26, 2010). The underlying concerns and essential objectives of the Proponent's Initial Proposal and the Repeated Proposal is to provide meaningful proxy access. The Company's Proxy Access Bylaw already provides meaningful proxy access. Specifically, the Company's Proxy Access Bylaw currently requires that, for a shareholder or group of up to ten shareholders be eligible to nominate directors for inclusion in the Company's proxy statement if they have beneficially owned at least 5% of the Company's outstanding common stock continuously for at least three years. The Repeated Proposal would amend the ownership threshold from 5% to 3% of the Company's outstanding common stock and eliminate any limitation on the number of shareholders who could constitute a group. At the 2015 Annual Meeting, when presented with the choice of a 5% threshold with a group limitation of 10 shareholders or 3% ownership threshold with no group limitation, the Company's shareholders approved a 5% threshold, which they agreed achieved the essential objective of proxy access. The Board then implemented the Company's Proxy Access Bylaw in accordance with that vote.

In its release adopting Rule 14a-11, which provided for a 3% ownership threshold, the Commission noted that "holdings aggregating 3% is achievable at many companies by a relatively small number of shareholders." Indeed, according to the Commission in that release, "a sizeable percentage (33%) of public companies have at least one institutional investor owning at least 3% of their securities for at least three years . . . [and] 31% of public companies have three or more holders with at least 1% share ownership." In considering whether to adopt a 5% threshold instead, the Commission said that "the data identify combinations involving five or fewer shareholders that add up to 5% or more as theoretically achievable in as few as 21% of public companies." By contrast, the Company's share ownership is fairly concentrated and provides ample opportunity for a relatively small number of shareholders to aggregate their holdings to meet the 5% ownership threshold under the Company's Proxy Access Bylaw. The Company currently has 3 individual shareholders which each control in excess of 5% of the Company's outstanding common stock, approximately 8 each control between 2% and 4% of the Company's outstanding common stock and approximately 17 additional shareholders each control between 1% and 2% of the Company's outstanding common stock. In fact, 28 individual shareholders hold, in the aggregate, more than 50% of the Company's common stock. As a result, contrary to the Proponent's implication, utilization of proxy access by the Company's shareholders, based on a 5% threshold, is within easy reach of a significant number of the Company's shareholders. The ownership threshold in the Company's Proxy Access Bylaw therefore achieves the essential objectives of proxy access more than a 3% threshold would achieve those objectives at most other public companies with far less concentrated shareholder bases. Taking the Company's circumstances into account, therefore, the Company's Proxy Access Bylaw should be deemed to "compare favorably" with the Repeated Proposal , even if it does not go as far as the requested actions. *See, e.g., Johnson & Johnson* (avail. Feb. 17, 2006); *Masco Corp.* (avail. Mar. 29, 1999).

Furthermore, an ownership threshold of 5% is viewed by a substantial number of investors and the vast majority of issuers as a reasonable restriction on proxy access. The Vanguard Group ("Vanguard"), the Company's largest shareholder, confirmed in its most recent proxy voting guidelines that it supports a threshold of 5% of a company's outstanding shares. In addition, in September 2015, Institutional Investor Services ("ISS") published the results of a survey in which investors (consisting of institutional investors, investment managers, asset managers, pension funds and other organizations representing an institutional investor perspective) and non-investors (consisting of corporate issuers, advisors to companies, academic researchers and others) were asked whether, if shareholders of a company were to approve a shareholder-proposed proxy access proposal (presumably providing for an ownership threshold of 3% or less, if any), the board's adoption of a proxy access proposal with an ownership threshold of 5% should be viewed as "sufficiently problematic to call into question the board's responsiveness and potentially warrant negative votes on directors." *See* 2015-2016 ISS Global Policy Survey – Summary of Results (Sept. 28, 2015). In response to the survey, 86% of non-investor respondents and 28% of investor respondents indicated that an ownership threshold not exceeding 5% should *not* be considered so problematic as to call into question the board's responsiveness. Based on the actual vote of the Company's shareholders at the 2015 Annual Meeting in favor of the proposal that included a 5% threshold and against the proposal that included the 3% threshold, as well as these recent survey results, the Company therefore believes that the 5% ownership threshold included in its Proxy Access Bylaw does not inhibit the achievement of the Repeated

Proposal's objective of providing meaningful proxy access rights to the Company's shareholders.

In accordance with the approval of shareholders at the 2015 Annual Meeting, the Company's Proxy Access Bylaw currently limits the number of shareholders that may aggregate their holdings to satisfy the 5% ownership threshold to 10. The Repeated Proposal would eliminate this limitation entirely, asking that the group be "unrestricted" in number. In *General Electric Company* (avail. Mar. 3, 2015), the Staff agreed that a company adopted bylaw that limited aggregation to 20 shareholders substantially implemented a shareholder-proposed proxy access bylaw that included no limit on aggregation. Further, as noted above, the Company's shareholder base is fairly concentrated. Even with the 10 shareholder limit, assuming equal ownership of each shareholder, each shareholder in a group need only own 0.5% of the Company's common stock. Given that there are nearly 50 institutional shareholders with stock ownership levels of 0.5% or higher, the 10 shareholder limit does not interfere with the achievement of the Repeated Proposal's essential objectives. Shareholders with even smaller levels of ownership could also participate in "groups" of nominating shareholders by forming a group with one or more shareholders holding a greater percentage of common stock. For example, if a "group" included one shareholder holding 2% of the Company's common stock, the remaining nine shareholders in that group would each need to beneficially own, on average, approximately 0.33% of the Company's common stock in order to satisfy the requisite ownership threshold. The Company's Proxy Access Bylaw does not impose any minimum ownership requirement on individual shareholders that may participate in an otherwise eligible group, and the treatment of multiple shareholders in the same affiliated funds as a single shareholder effectively (and significantly) increases the ability of shareholders to aggregate their shares and form groups in order to meet proxy access requirements. Accordingly, the Company has "substantially implemented" the Repeated Proposal's request that groups of shareholders be permitted to use proxy access, and the terms of the Company's permissive approach to grouping compare favorably to the Repeated Proposal.

Finally, in response to the 2015-2016 ISS Global Policy Survey, a substantial majority (77%) of non-investor respondents and substantial minority (24%) of investor respondents indicated that an aggregation limit of fewer than 20 shareholders was *not* problematic. The Company therefore believes that the aggregation limit included in the Company's Proxy Access Bylaw, which limit the Company's shareholders have already approved, does not inhibit the achievement of the Repeated Proposal's objective of providing meaningful proxy access rights to the Company's shareholders.

2. *Number of Director Nominees*

In accordance with the approval of shareholders at the 2015 Annual Meeting, the Company's Proxy Access Bylaw currently gives eligible shareholders the right to nominate up to 20% of the Company's board of directors, but no less than one director. The Repeated Proposal, like the Proponent's Initial Proposal, proposes to increase this number to 25%. In order for a company to have "substantially implemented" a proposal it need not have implemented a proposal in exactly the same manner set forth by the proponent. *See* 1998 Release at n.30 and accompanying text. Furthermore, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., General Electric Co.* (avail. Mar. 3, 2015).

Where the voting standard or percentage is only one part of the subject matter covered by a proponent's proposal and that subject matter has already been implemented, albeit with different voting standards or percentages, the Staff has found that companies have "substantially implemented" a proposal even when the impact of the different approach to implementation has the potential to result in a different result than that which the proponent wanted. For example, in *NETGEAR, Inc.* (avail. Mar. 31, 2015), the Staff agreed that the company had substantially implemented a shareholder proposal to eliminate supermajority voting provisions where the company implemented a "majority of outstanding shares" voting standard instead of the "majority of votes cast" voting standard requested by the shareholder proposal, notwithstanding that the effective percentage of a company's shareholder base needed to act on a matter implemented by the company was higher than the shareholder proposal. *See also Express Scripts, Inc.* (avail. Jan. 28, 2010) (concurring that a proposal requesting that voting provisions calling for a greater than simple majority vote be changed to a majority of the votes cast for and against the proposal was substantially implemented where the company's board approved a bylaw amendment that would lower the voting standard required to approve certain bylaw amendments from 66⅔% of outstanding shares to a majority of outstanding shares). In each of these cases, the subject matter of the proponents' proposals was the elimination of a supermajority voting standard and while each proponent may have wanted the supermajority voting standard replaced with a voting standard different than that which the respective companies had implemented, the Staff nonetheless found that the proponents' proposals had already been substantially implemented.

In this case the subject matter of the Proponent's Repeated Proposal is the availability of proxy access, which the Company has already adopted in the form of the Company' Proxy Access Bylaw. While the Repeated Proposal may wish to have the Company implement proxy access with a different percentage cap on the number of director nominees than that which has already been included in the Company' Proxy Access Bylaw, this difference, similar to the different voting standards set forth in the *NETGEAR, Inc.* line of no-action letters, does not impact the fact that the Company has substantially implemented proxy access.

Furthermore, companies and investors acknowledge that implementation of a proxy access right to nominate 20% of the board is a meaningful right. Approximately three-fourths of the proxy access bylaws implemented by companies in 2015 imposed a director nomination cap of 20% of the board. The 2015-2016 ISS Global Policy Survey results recognize this trend, indicating that ISS may recommend a vote against directors for non-responsiveness if a board adopts bylaws with a cap of *less than 20%* of the board. Furthermore, Vanguard, the Company's largest shareholder, supports the ability to nominate up to 20% of a company's board of directors in its proxy voting guidelines. Accordingly, the Company believes that the right included in the Company's Proxy Access Bylaw for eligible shareholders to nominate up to 20% of the Company's Board, which is the threshold approved by the Company's shareholders, does not inhibit the achievement of the Repeated Proposal's objective of providing meaningful proxy access rights to the Company's shareholders and is in line with the views of the Company's shareholders.

3. Treatment of Loaned Shares

The Company's Proxy Access Bylaw does not permit shares that are loaned to a third party to be included in determining a shareholder's beneficial ownership. The Repeated Proposal seeks to ensure that such loaned shares, provided they are able to be recalled on five days' notice, are counted as eligible toward meeting the ownership requirement.

The Proponent's proposed modification to count loaned shares toward the ownership requirement is immaterial and procedural in nature. Notably, this provision was not identified as a potentially "material" restriction on proxy access in the 2015-2016 ISS Global Policy Survey. The Staff has generally agreed that a proposal will be deemed to have been substantially implemented even if the company, in addressing the subject matter of the proposal, imposes procedural requirements or limitations that are not contemplated by the shareholder proposal but are consistent with its underlying concerns and essential objectives. *See, e.g., General Electric Company* (avail. Mar. 3, 2015); *Hewlett-Packard Co.* (avail. Dec. 11, 2007); *Bank of America Corp.* (avail. Dec. 15, 2010); *General Dynamics Corp.* (avail. Feb. 6, 2009).

Conclusion

On the basis of the foregoing, it is our view that the Company may exclude the Repeated Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(9). We respectfully request the Staff's concurrence in our view or, alternatively, confirmation that the Staff will not recommend any enforcement action if the Company excludes the Repeated Proposal from its 2016 Proxy Materials.

In the event the Staff disagrees with any conclusion expressed herein, or should any information in support or explanation of the Company's position be required, we will appreciate an opportunity to confer with the Staff before issuance of its response. If the Staff has any questions regarding this request or requires additional information, please contact the undersigned at 954-768-8255.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin No. 14F (October 18, 2011), we ask that the Staff provide its response to this request to Kara L. MacCullough, on behalf of the Company, at macculloughk@gtlaw.com, and to the Proponent at mgarlan@comptroller.nyc.gov.

We appreciate your attention to this request.

Very truly yours,

GREENBERG TRAURIG, P.A.



Kara MacCullough

Enclosure

cc: Michael Garland, Office of the New York City Comptroller
Thomas P. Hunt, SBA Communications Corporation

Exhibit A

Shareholder Proposal

Please see attached.



CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
SCOTT M. STRINGER

Michael Garland
ASSISTANT COMPTROLLER
CORPORATE GOVERNANCE AND
RESPONSIBLE INVESTMENT

MUNICIPAL BUILDING
ONE CENTRE STREET, ROOM 629
NEW YORK, N.Y. 10007-2341
TEL: (212) 669-2517
FAX: (212) 669-4072
MGARLAN@COMPTROLLER.NYC.GOV

December 8, 2015

Mr. Thomas P. Hunt
Executive Vice President, Chief Admin. Officer and
General Counsel
SBA Communications Corporation
8501 Congress Avenue
Boca Raton, FL 33487

Dear Mr. Hunt:

I write to you on behalf of the Comptroller of the City of New York, Scott M. Stringer. The Comptroller is the custodian and a trustee of the New York City Employees' Retirement System, the New York City Fire Department Pension Fund, The New York City Teachers' Retirement System, the New York City Police Pension Fund and custodian of the New York City Board of Education Retirement System (the "Systems"). The Systems' boards of trustees have authorized the Comptroller to inform you of their intention to present the enclosed proposal for the consideration and vote of stockholders at the Company's next annual meeting.

Therefore, we offer the enclosed proposal for the consideration and vote of shareholders at the Company's next annual meeting. It is submitted to you in accordance with Rule 14a-8 of the Securities Exchange Act of 1934, and I ask that it be included in the Company's proxy statement.

Letters from State Street Bank and Trust Company certifying the Systems' ownership, for over a year, of shares of SBA Communications Corporation common stock are enclosed. Each System intends to continue to hold at least $2,000 worth of these securities through the date of the Company's next annual meeting.

We would welcome the opportunity to discuss the proposal with you. Should the Board of Directors approve a proxy access bylaw that we consider responsive to the proposal, we will withdraw the proposal from consideration at the annual meeting.

Please feel free to contact me at (212) 669-2517 if you would like to discuss this matter.

Sincerely,



Michael Garland
Enclosures

RESOLVED: Shareholders of SBA Communications ("SBA") ask the board of directors (the "Board") to amend its "proxy access" bylaw to:

a) allow a shareholder, or group of shareholders, owning 3% or more of SBA's outstanding common stock continuously for at least three years to nominate and include in SBA's proxy materials director candidates constituting up to 25% of the Board;
b) eliminate SBA's group size limit of 10 shareholders; and
c) ensure loaned shares for which a shareholder has the power to recall on five days' notice may be counted as eligible toward the ownership requirement.

SUPPORTING STATEMENT

The proxy access bylaw enacted by SBA's Board of Directors in July 2015 is effectively unusable by all but the Company's largest shareholders. Among other overly restrictive provisions, it requires 5% share ownership by the nominating shareholder(s), limits the number of shareholders (to 10) that can aggregate shares to satisfy the ownership requirement, and permits nomination of only 20% of the Board, which would equate to only one nominee at present. The limit of 20% of the Board may be further reduced by the number of incumbent directors standing for election to SBA's classified board or nominated as proxy access nominees in the past three years. See SBA bylaws at: http://www.sec.gov/Archives/edgar/data/1034054/000119312515273067/d69524dex36.htm

In contrast, the SEC, following extensive analysis when enacting its since-vacated proxy access Rule, concluded that (a) a 5% ownership threshold "may not be consistently and realistically viable, even by shareholder groups," and so set a 3% threshold, (b) rejected a limit on the size of the shareholder group, and (c) allowed nomination of 25% of the Board because a lower threshold "may result in only one shareholder-nominated director."

Based on public filings by SBA's largest shareholders during the past two years, it is impossible to form a group of just 10 qualifying shareholders with 5% ownership unless one or more of the 28 largest reporting shareholders joined in. Because institutional investors that publicly report shareholdings are often not the beneficial owner of all reported shares, SBA's group size limit is even more restrictive than this analysis suggests. SBA's bylaw could thus deprive all shareholders of the ability to vote for alternate nominees on its proxy card.

We believe viable proxy access will enhance shareholder value. A 2014 CFA Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed revisions will more closely align the Company's bylaw terms with those in:

1. a 2015 shareholder proposal that received 46% of votes cast at the Company;
2. the SEC Rule on which the 2015 shareholder proposal was based (https://www.sec.gov/rules/final/2010/33-9136.pdf); and
3. the Council of Institutional Investors' "Proxy Access: Best Practices" (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf).

Through December 2015, more than 80 companies have enacted proxy access bylaws with a 3% ownership threshold.

We urge shareholders to vote FOR this proposal.



STATE STREET

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 8, 2015

Re: New York City Teachers' Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Teachers' Retirement System, the below position from October 31, 2014 through today as noted below:

Security: SBA Communications Corporation

Cusip: 78388J106

Shares: 75,875

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 8, 2015

Re: New York City Police Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Police Pension Fund, the below position from October 31, 2014 through today as noted below:

Security: SBA Communications Corporation

Cusip: 78388J106

Shares: 72,810

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 8, 2015

Re: New York City Employee's Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Employee's Retirement System, the below position from October 31, 2014 through today as noted below:

Security: SBA Communications Corporation

Cusip: 78388J106

Shares: 25,443

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169

Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 8, 2015

Re: New York City Board of Education Retirement System

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Board of Education Retirement System, the below position from October 31, 2014 through today as noted below:

Security: SBA Communications Corporation

Cusip: 78388J106

Shares: 4,034

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President



STATE STREET.

Derek A. Farrell
Asst. Vice President, Client Services

State Street Bank and Trust Company
Public Funds Services
1200 Crown Colony Drive 5th Floor
Quincy, MA, 02169
Telephone: (617) 784-6378
Facsimile: (617) 786-2211

dfarrell@statestreet.com

December 8, 2015

Re: New York City Fire Department Pension Fund

To whom it may concern,

Please be advised that State Street Bank and Trust Company, under DTC number 997, held in custody continuously, on behalf of the New York City Fire Department Pension Fund, the below position from October 31, 2014 through today as noted below:

Security: SBA Communications Corporation

Cusip: 78388J106

Shares: 63,177

Please don't hesitate to contact me if you have any questions.

Sincerely,

Derek A. Farrell
Assistant Vice President

Exhibit B

Bylaws

Please see attached.

Exhibit 3.6

AMENDED AND RESTATED BYLAWS OF SBA COMMUNICATIONS CORPORATION

ARTICLE I. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting. The annual meeting of the shareholders of this Corporation shall be held annually at the time and place designated by the Board of Directors of the Corporation. Business transacted at the annual meeting shall include the election of directors of the Corporation, in accordance with the applicable provisions of the Articles of Incorporation, and all other duties and powers conferred upon the shareholders by the laws of the State of Florida.

Section 2. Special Meetings. Special meetings of the shareholders shall be held when directed by the Board of Directors through a resolution adopted by a majority of the total number of authorized directors (whether or not any vacancies of previously authorized directorships exist at the time the Board is presented with such resolution), or when requested in writing by the holders of not less than fifty percent (50%) of all the shares entitled to vote on any issue at the meeting. The call for the meeting shall be issued by the Secretary or the shareholders requesting the special meeting, unless the President, the Board of Directors or such shareholders designate another person to do so.

Section 3. Place. Meetings of shareholders may be held within or outside of the State of Florida. If no place is designated in the notice for a meeting of shareholders, the place of meeting shall be the principal office of the Corporation.

Section 4. Notice. Except as provided in the Florida Business Corporation Act (the “Act”), written notice stating the place, day and hour of the meeting, and in the case of a special meeting, or as otherwise provided by law, the purpose or purposes for which the meeting is called, shall be delivered to each shareholder of record entitled to vote at such meeting either personally, by electronic means, by mail, or by other methods of delivery. Such notice shall be given at least ten (10) but not more than sixty (60) days before the date of the meeting, by the Secretary or, in the case of a special meeting duly called by the shareholders, the shareholders requesting the special meeting, unless the President, the Board of Directors or such shareholders designate another person to do so. If the notice is mailed at least thirty (30) days before the date of the meeting, it may be done by a class of United States mail other than first class. Such notice is deemed delivered when deposited in the United States mail addressed to the shareholder at his or her address as it appears on the books of the Corporation, with postage prepaid thereon, or when electronically transmitted to the shareholder in a manner authorized by the shareholder.

Section 5. Notice of Adjourned Meetings. When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment, the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in Article I, Section 4 of these Bylaws to each shareholder of record on the new record date entitled to vote at such meeting.

Section 6. Waiver of Notice of Shareholders' Meetings. Whenever any notice is required to be given to any shareholder, a waiver thereof in writing signed by the shareholder or shareholders entitled to such notice, whether before, during or after the time of the meeting stated therein and delivered to the Corporation for inclusion in the minutes or filing with the corporate records, shall be equivalent to the giving of such notice. Attendance by a shareholder at a meeting shall constitute a waiver of: (a) lack of notice or defective notice of such meeting, unless the shareholder at the beginning of the meeting objects to holding the meeting; or (b) lack of defective notice of a particular matter at a meeting that is not within the purpose or purposes described in the meeting notice, unless the person objects to considering that particular matter when it is presented. Unless otherwise required by the Articles of Incorporation, neither the business to be transacted at, nor the purpose of, any regular or special meeting of the shareholders need be specified in any written waiver of notice.

Section 7. Fixing Record Date. For the purpose of determining shareholders entitled to notice of, or to vote at, any meeting of shareholders or any adjournment thereof, or to demand a special meeting, or to receive payment of any distribution, or in order to make a determination of shareholders for any other purpose, the Board of Directors may fix in advance a date as the record date for any determination of shareholders, such date in any case to be not more than seventy (70) days prior to the date on which the particular action requiring such determination of shareholders is to be taken. A determination of shareholders entitled to notice of, or to vote at, any meeting of shareholders shall apply to any adjournment thereof, unless the Board of Directors fixes a new record date for the adjourned meeting, which it must do if the meeting is adjourned to a date more than one hundred twenty (120) days after the date fixed for the original meeting.

Section 8. Voting Record. After fixing a record date for a meeting of shareholders, the Corporation shall prepare an alphabetical list of the names of all shareholders who are entitled to notice of such meeting, arranged by voting group, with the address of, and the number and class and series, if any, of the shares held by, each shareholder. The shareholders' list must be available for inspection by any shareholder for a period of ten (10) days prior to the meeting or such shorter time as exists between the record date and the meeting and continuing through the meeting at the Corporation's principal office, at a place identified in the meeting notice in the city where the meeting will be held, or at the office of the Corporation's transfer agent or registrar. Any shareholder of the Corporation or his agent or attorney is entitled on written demand to inspect the shareholders' list (subject to the requirements of the Act), during regular business hours and at the shareholder's expense, during the period it is available for inspection. The Corporation shall make the shareholders' list available at the meeting of shareholders, and any shareholder or his agent or attorney is entitled to inspect the list at any time during the meeting or any adjournment.

If the requirements of this Section have not been substantially complied with, the meeting shall be adjourned until such time as the Corporation complies with such requirements on demand of any shareholder in person or by proxy who failed to get such access. If no such demand is made, failure to comply with the requirements of this Section shall not affect the validity of any action taken at such meeting.

Section 9. Shareholder Quorum and Voting. Shares entitled to vote as a separate voting group may take action on a matter at a meeting only if a quorum of those shares exists with respect to that matter. Except as otherwise provided in the Articles of Incorporation or by the Act, a majority of the shares entitled to vote on the matter by each voting group, represented in person or by proxy, shall constitute a quorum at any meeting of shareholders, but in no event shall a quorum consist of less than one-third of the shares of each voting group entitled to vote. If less than a majority of outstanding shares entitled to vote are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. After a quorum has been established at any shareholders' meeting, the subsequent withdrawal of shareholders, so as to reduce the number of shares entitled to vote at the meeting below the number required for a quorum, shall not affect the validity of any action taken at the meeting or any adjournment thereof.

Once a share is represented for any purpose at a meeting, it is deemed present for quorum purposes for the remainder of the meeting and for any adjournment of that meeting, unless a new record date is or must be set for that adjourned meeting. When a specified item of business is required to be voted on by a class or series of stock, a majority of the shares of such class or series shall constitute a quorum for the transaction of such item of business by that class or series.

Section 10. Votes Per Share. Except as otherwise provided in the Articles of Incorporation, the terms of any outstanding Preferred Stock or by the Act, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 11. Manner of Action. If a quorum is present, action on a matter (other than the election of directors) by a voting group is approved if the votes cast within the voting group "for" the action exceed the votes cast "against" the action, unless a greater or lesser number of affirmative votes is required by the Articles of Incorporation, these Bylaws or by law. Abstentions and, if applicable, broker non-votes (i.e., shares held by a broker, bank or other nominee that does not have authority, either express or discretionary, to vote on a particular matter and are not voted) ("Broker Non-Votes"), are not counted as votes "for" or "against" any action.

Section 12. Voting for Directors. Except as provided in Article II, Section 6 of these Bylaws, each director shall be elected by the vote of the majority of the votes cast with respect to the director at any meeting of shareholders for the election of directors at which a quorum is present; provided, however, that directors shall be elected by a plurality of the votes cast at any meeting of shareholders for which (i) the Secretary of the Corporation receives a notice that a shareholder has nominated a person for election to the Board of Directors in compliance with the ~~advance notice~~ requirements for shareholder nominees for director set forth in Article I, Section 19 **or 20** of these Bylaws, (ii) such nomination has not been withdrawn by such shareholder on or before the tenth day before the Corporation first makes available to shareholders (either by mailing or making available on the internet) its notice of meeting for such meeting and (iii) as a result of such shareholder nomination, the number of nominees exceeds the number of board positions that are being elected at such meeting (a "Contested Election"). If directors are to be elected by a plurality of the votes cast, shareholders may withhold their vote with respect to a director, but shall not be permitted to vote against a nominee. Unless otherwise and affirmatively provided for in the Articles of Incorporation, cumulative voting is not authorized.

For purposes of this Section, a majority of the votes cast means that the number of shares voted "for" a director must exceed the number of votes cast "against" that director. Abstentions and, if applicable, Broker Non-Votes, are not counted as votes "for" or "against" a director. The Nominating and Corporate Governance Committee of the Board of Directors shall, from time to time, establish procedures under which any director who is not elected by a majority of the votes cast in an election that is not a Contested Election shall tender his or her resignation to the Board of Directors. Considering such factors as it deems relevant, the Nominating and Corporate Governance Committee will make a recommendation to the Board of Directors as to whether to accept or reject the resignation, or whether other action should be taken. Considering the Nominating and Corporate Governance Committee's recommendation and such other factors as it deems relevant, the Board of Directors shall, exercising its business judgment, determine whether to accept or reject the resignation, or whether other action should be taken. The Board of Directors will publicly disclose its decision within 90 days from the date of the certification of the election results.

Section 13. Voting of Shares. A shareholder may vote at any duly called and noticed meeting of shareholders of the Corporation, either in person or by proxy. Shares standing in the name of another corporation, domestic or foreign, may be voted by the officer, agent or proxy designated by the bylaws of the corporate shareholder or, in the absence of any applicable bylaw, by such person as the board of directors of the corporate shareholder may designate. Proof of such designation may be made by presentation of a certified copy of the bylaws or other instrument of the corporate shareholder. In the absence of any such designation or, in the case of a conflicting designation by the corporate shareholder, the chairman of the board, the president, any vice president, the secretary and the treasurer of the corporate shareholder shall be presumed to possess, in that order, authority to vote such shares.

Shares held by an administrator, executor, guardian, personal representative or conservator may be voted by him or her, either in person or by proxy, without a transfer of such shares into his or her name. Shares standing in the name of a trustee may be voted by him or her, either in person or by proxy, but no trustee shall be entitled to vote shares held by him or her without a transfer of such shares into his or her name or the name of his or her nominee.

Shares held by or under the control of a receiver, a trustee in bankruptcy proceedings or an assignee for the benefit of creditors may be voted by such person without the transfer thereof into his or her name.

If a share or shares stand of record in the names of two or more persons, whether as fiduciaries, members of a partnership, joint tenants, tenants in common, tenants by the entirety or otherwise, or if two or more persons have the same fiduciary relationship with respect to the same shares, unless the Secretary of the Corporation is given notice to the contrary and is furnished with a copy of the instrument or order appointing them or creating the relationship wherein it is so provided, then acts with respect to voting shall have the following effect: (a) if only one votes, in person or by proxy, that act binds all; (b) if more than one votes, in person or by proxy, the act of the majority so voting binds all; (c) if more than one votes, in person or by proxy, but the vote is evenly split on any particular matter, each faction is entitled to vote the share or shares in question proportionally; or (d) if the instrument or order so filed shows that any such tenancy is held in unequal interest, a majority or a vote evenly split for purposes hereof shall be a majority or a vote evenly split in interest. The principles of this paragraph shall apply, insofar as possible, to execution of proxies, waivers, consents, or objections and for the purpose of ascertaining the presence of a quorum.

Section 14. Proxies. Any shareholder of the Corporation, other person entitled to vote on behalf of a shareholder pursuant to the Act, or attorney-in-fact for such persons, may vote the shareholder's shares in person or by proxy. Any shareholder of the Corporation may appoint a proxy to vote or otherwise act for him or her by signing an appointment form, either personally or by an attorney-in-fact. An executed telegram or cablegram appearing to have been transmitted by such person, or a photographic, photostatic, or equivalent reproduction of an appointment form, shall be deemed a sufficient appointment form.

An appointment of a proxy is effective when received by the Secretary of the Corporation or such other officer or agent which is authorized to tabulate votes, and shall be valid for up to eleven (11) months, unless a longer period is expressly provided in the appointment form.

The death or incapacity of the shareholder appointing a proxy does not affect the right of the Corporation to accept the proxy's authority unless notice of the death or incapacity is received by the Secretary or other officer or agent authorized to tabulate votes before the proxy exercises his authority under the appointment.

An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is coupled with an interest.

Section 15. Voting Trusts. One or more shareholders may create a voting trust, conferring on a trustee the right to vote or otherwise act for them, by signing an agreement setting out the provisions of the trust and transferring their shares to the trustee. When a voting trust agreement is signed, the trustee shall prepare a list of the names and addresses of all owners of beneficial interest in the trust, together with the number and class of shares each transferred to the trust, and deliver copies of the list and agreement to the Corporation's principal office. After filing a copy of the list and agreement in the Corporation's principal office, such copies shall be open to inspection by any shareholder of the Corporation, subject to the requirements of the Act, or to any beneficiary of the trust under the agreement during business hours. The trustee must also deliver a copy of each extension of the voting trust agreement, and a list of beneficial owners under such extended agreement, to the Corporation's principal office.

Section 16. Shareholders' Agreements. Two or more shareholders may provide for the manner in which they will vote their shares, and providing for such other matters as are permitted by the Act, by signing an agreement for that purpose. When a shareholders' agreement is signed, the shareholders who are parties thereto shall deliver copies of the agreement to the Corporation's principal office. After filing a copy of the agreement in the Corporation's principal office, such copies shall be open to inspection by any shareholder of the Corporation, subject to the requirements of the Act, or any party to the agreement during business hours.

Section 17. Inspectors of Election. Prior to each meeting of shareholders, the Board of Directors or the President may appoint one or more Inspectors of Election. Upon his appointment, each such Inspector shall take and sign an oath to faithfully execute the duties of Inspector at such meeting with strict impartiality and to the best of his ability. Such Inspector(s) shall determine the number of shares outstanding, the number of shares present at the meeting and whether a quorum is present at such meeting. The Inspector(s) shall receive votes and ballots and shall determine all challenges and questions as to the right to vote and shall thereafter count and tabulate all votes and ballots and determine the result. Such Inspector(s) shall do such further acts as are proper to conduct the elections of directors and the vote on other matters with fairness to all shareholders. The Inspector(s) shall make a certificate of the results of the elections of directors and the vote on other matters. No Inspector shall be a candidate for election as a director of the Corporation.

Section 18. Action by Shareholders Without a Meeting. Unless otherwise provided in the articles of incorporation, action required or permitted to be taken at any meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if the action is taken by the holders of outstanding shares of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. In order to be effective, the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the Corporation by delivery to its principal office in Florida, its principal place of business, the Secretary of the Corporation, or another office or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded. No written consent shall be effective to take such corporate action unless, within sixty (60) days of the date of the earliest dated consent delivered in the manner required by this Section, written consents signed by the number of holders required to take such action are delivered to the Corporation as set forth in this Section. Only shareholders of record on the record date shall be entitled to consent to corporate action in writing without a meeting.

Any written consent may be revoked prior to the date that the Corporation receives the required number of consents to authorize the proposed action. No revocation is effective unless in writing and until received by the Corporation at its principal office in Florida or its principal place of business, or received by the Secretary or other officer or agent of the Corporation having custody of the book in which proceedings of meetings of shareholders are recorded.

Within ten (10) days after obtaining such authorization by written consent, notice shall be given to those shareholders who have not consented in writing or who are not entitled to vote on the action. The notice shall fairly summarize the material features of the authorized action and, if the action is one for which dissenters' rights are provided under the Articles of Incorporation or by law, the notice shall contain a clear statement of the right of shareholders dissenting therefrom to be paid the fair value of their shares upon compliance with applicable law.

A consent signed as required in this Section has the effect of a meeting vote and may be described as such in any document.

Whenever action is taken as set forth in this Section, the written consent of the shareholders consenting thereto or the written reports of inspectors appointed to tabulate such consents shall be filed with the minutes of proceedings of shareholders.

Section 19. Notifications of Nominations and Proposed Business.

(a) General. Subject to the rights of holders of any class or series of stock having a preference over the Common Stock as to dividends or upon liquidation,

(i) nominations for the election of directors, and

(ii) the proposal of other business

to be brought before any shareholder meeting may be made by (x) the Board of Directors or proxy committee appointed by the Board of Directors or (y) any shareholder of the Corporation who (i) is entitled to vote at the meeting, (ii) has given timely notice in proper written form pursuant to this Section 19 of his or her intent to make such nomination or nominations or to propose such business and (iii) was a shareholder of record at the time of giving of such notice and at the time of the meeting; **provided, that except as otherwise expressly provided in Section 20 of these Bylaws,** clause (y) shall be the exclusive means for a shareholder to make nominations or submit other business ~~(other than matters properly brought under Rule 14a-8 of the Securities Exchange Act (the "Exchange Act"))~~. To be timely, a shareholder's notice must be delivered to or mailed and received by the Secretary of the Corporation as set forth in paragraph (~~b~~**c**) with respect to an annual meeting or as set forth in paragraph (~~c~~**d**) with respect to a special meeting. ~~To be in proper written form, a shareholder's notice (whether given pursuant to Section 19(b) or Section 19(c)) to the Secretary shall set forth as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:~~

(b) Required Information.

(i) To be in proper written form, a shareholder's notice (whether given pursuant to Section 19**(c) or Section 19(d)**) to the Secretary shall set forth as to the shareholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made:

1) ~~(i)~~ the name and address (business and residential) of the shareholder and the beneficial owner, if any, on whose behalf the nomination or proposal is made,

2) ~~(ii)~~ the number of shares of the Corporation that are owned of record or beneficially owned (as such term is defined by Section 13(d) of the **Securities** Exchange Act **(the "Exchange Act")**) and any other ownership interest in the shares of the Corporation, whether economic or otherwise, including any option, warrant, convertible security, stock appreciation right, or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the Corporation or with a value derived in whole or in part from the value of any class or series of shares of the Corporation, whether or not such instrument or right shall be subject to settlement in the underlying class or series of capital stock of the Corporation or otherwise directly or indirectly owned beneficially by such person and any other direct or indirect opportunity to profit or share in any profit derived from any increase or decrease in the value of the shares of the Corporation ("Synthetic Equity Interests") (which information shall be supplemented not later than **ten (**10**)** days after the record date for the meeting to disclose such ownership as of the record date **and not later than five (5) days prior to the meeting to disclose such ownership as of ten (10) days prior to the meeting**),

3) ~~(iii)~~ the date such shares or Synthetic Equity Interests were acquired and the investment intent of such acquisition,

4) ~~(iv)~~ a representation that the shareholder was a shareholder of record at the time of giving of notice, will be a shareholder of record at the time of the annual or special meeting, is entitled to vote at the meeting and intends to appear in person or by proxy at the meeting to nominate the person or propose the business specified in the notice,

5) ~~(v)~~ a representation as to whether the shareholder or the beneficial owner, if any, intends, or is part of a group which intends, to (a) deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation's outstanding stock required to approve or adopt the proposal or elect the nominee and/or (b) otherwise solicit proxies from shareholders in support of such proposal or nomination, and

6) ~~(vi)~~ any other information relating to such shareholder and beneficial owner, if any, that would be required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission **or as may be reasonably required by the Board of Directors**.

(ii) If the notice relates to any business other than a nomination of a director or directors that the shareholder proposes to bring before the meeting, the notice shall set forth:

1) ~~(i)~~ a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material **direct or indirect** interest of such shareholder and beneficial owner, if any, in such business,

2) ~~(ii)~~ a description of all agreements, arrangements and understandings between such shareholder and beneficial owner, if any, and any other person or persons (including their names) in connection with the proposal of such business by such shareholder, and

3) ~~(iii)~~ such other information as would be required to be included in a proxy statement, filed pursuant to the rules of the Securities and Exchange Commission, had the matter been proposed or intended to be proposed **by the Board of Directors or as may be reasonably requested** by the Board of Directors.

(iii) If the notice relates to the nomination of a director or directors, the notice shall set forth as to each person whom the shareholder proposes to nominate for election or reelection to the Board of Directors:

1) ~~(i)~~ the name, age and address (business and residential) of the proposed nominee~~;~~;

2) ~~(ii)~~ a complete biography or statement of the proposed nominee's qualifications, including principal occupation or employment of such person (present and for the past five (5) years), education, work experience, knowledge of the Corporation's industry, membership on the board of directors of another corporation and civic activity)~~;~~;

3) ~~(iii)~~ the number of shares of the Corporation that are owned of record or beneficially owned (as such term is defined by Section 13(d) of the Exchange Act) **by the proposed nominee** and any other ownership interest in the shares of the Corporation, including all Synthetic Equity Interests (which information shall be supplemented not later than ten (10) days after the record date for the meeting to disclose such ownership as of the record date~~);~~ **and not later than five (5) days prior to the meeting to disclose such ownership as of ten (10) days prior to the meeting) held by the proposed nominee;**

4) ~~(iv)~~ the date such shares or Synthetic Equity Interests were acquired and the investment intent of such acquisition~~;~~;

5) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among such shareholder and beneficial owner, if any, on whose behalf the nomination is being made, and their respective affiliates and associates, or others acting in concert therewith, on the one hand, and each proposed nominee, on the other hand, including, without limitation, all information that would be required to be disclosed pursuant to Rule 404 promulgated under Regulation S-K if the shareholder making the nomination and the beneficial owner on whose behalf the nomination is made, if any, or any affiliate or associate thereof or person acting in concert therewith, were the "registrant" for purposes of such rule and the nominee were a director or executive officer of such registrant,

6) ~~(v)~~ a description of all arrangements or understandings between the shareholder and the proposed nominee and/or any other person or persons pursuant to which the nomination is to be made by the shareholder~~;~~ **or that relates directly or indirectly to such nominee's service on the Board of Directors;**

7) ~~(vi)~~ such other information regarding the proposed nominee as would be required to be included in a proxy statement filed pursuant to the rules of the Securities and Exchange Commission, including information with respect to a candidate's independence as defined under the **laws,** rules and regulations promulgated by the Securities and Exchange Commission and Nasdaq and **such other** information ~~regarding the candidate's attributes that~~**as** the Nominating and Corporate Governance

Committee of the Board of Directors ~~would need to consider in order to assess whether such candidate would~~**may reasonably request to determine the candidate's qualifications to serve on any of the standing committees of the Board of Directors or to** qualify as an "audit committee financial expert" ~~as defined by the rules and regulations promulgated by the Securities and Exchange Commission,~~**;**

8) ~~(v)~~the candidate's consent to serve as a director of the Corporation if elected~~, and~~**;**

9) ~~(vi)~~a statement from the candidate that the candidate will, if elected, promptly following the failure of the candidate to receive a majority vote in any re-election that requires a majority vote, tender an irrevocable resignation, which will be effective upon acceptance of such resignation by the Board of Directors**; and**

10) a statement from the candidate that he is not currently an "Ineligible Director Candidate" as that term is defined in Section 20(h)(iii) below.

(c) ~~(b)~~Annual Meetings. For nominations or other business to be properly brought before an annual meeting by a shareholder pursuant to this Section 19, the shareholder must have given timely notice thereof in writing to the Secretary of the Corporation and such other business must otherwise be a proper matter for shareholder action. To be timely, a shareholder's notice shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the one hundred twentieth day nor earlier than the close of business on the one hundred fiftieth day prior to the first anniversary of the preceding year's annual meeting (provided, however, that in the event that the date of the annual meeting is more than thirty days before or more than seventy days after the first anniversary of the preceding year's annual meeting, notice by the shareholder must be so delivered not earlier than the close of business on the one hundred fiftieth day prior to such annual meeting and not later than the close of business on the later of the one hundred twentieth day prior to such annual meeting or the tenth day following the day on which public announcement of the date of such meeting is first made by the Corporation). In no event shall the public announcement of an adjournment or postponement of an annual meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above. Notwithstanding anything in the second sentence of this paragraph (~~b~~**c**) to the contrary, in the event that the number of directors to be elected to the Board of Directors of the Corporation at an annual meeting is increased and there is no public announcement by the Corporation naming all of the nominees for director or specifying the size of the increased Board of Directors at least one hundred thirty days prior to the first anniversary of the preceding year's annual meeting, a shareholder's notice required by this Section 19 shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public announcement is first made by the Corporation.

(d) ~~(c)~~ Special Meetings. Only such business shall be conducted at a special meeting of shareholders as shall have been brought before the meeting pursuant to the Corporation's notice of meeting. Nominations of persons for election to the Board of Directors may be made at a special meeting of shareholders at which directors are to be elected pursuant to the Corporation's notice of meeting (1) by or at the direction of the Board of Directors or (2) provided that the Board of Directors has determined that directors shall be elected at such meeting, by any shareholder of the Corporation who is a shareholder of record at the time the notice provided for in this Section 19 is delivered to the Secretary of the Corporation and at the time of the special meeting, who shall be entitled to vote at the meeting and upon such election and who complies with the notice procedures set forth in this Section 19. In the event the Corporation calls a special meeting of shareholders for the purpose of electing one or more directors to the Board of Directors, any such shareholder entitled to vote in such election of directors may nominate a person or persons (as the case may be) for election to such position(s) as specified in the Corporation's notice of meeting, if the shareholder's notice required by paragraph (a) of this Section 19 shall be delivered to the Secretary at the principal executive offices of the Corporation not earlier than the close of business on the one hundred fiftieth day prior to such special meeting and not later than the close of business on the one hundred twentieth day prior to such special meeting, or the tenth day following the day on which public announcement is first made of the date of the special meeting and of the nominees proposed by the Board of Directors to be elected at such meeting. In no event shall the public announcement of an adjournment or postponement of a special meeting commence a new time period (or extend any time period) for the giving of a shareholder's notice as described above.

(e) ~~(d)~~ Public Announcement. For purposes of this Section 19, "public announcement" shall mean disclosure in a press release reported by Business Wire, the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.

(f) ~~(e)~~ Exchange Act Compliance. Notwithstanding the foregoing provisions of this Section 19, a shareholder shall also comply with all applicable requirements of the Exchange Act and the **laws,** rules and regulations promulgated thereunder with respect to the matters set forth in this Section 19; provided, however, that any references in these Bylaws to the Exchange Act or the rules promulgated thereunder are not intended to and shall not limit the requirements applicable to nominations or proposals as to any other business to be considered pursuant to this Section 19. Nothing in this Section 19 shall be deemed to affect any rights ~~(i) of stockholders to request inclusion of proposals in the Corporation's proxy statement pursuant to Rule 14a-8 under the Exchange Act or (ii)~~ of the holders of any series of Preferred Stock to elect directors under specified circumstances.

(g) ~~(f)~~ General. Only such persons who are nominated in accordance with the procedures set forth in this Section 19 **or Section 20** shall be eligible to serve as directors and only such business shall be conducted at a meeting of shareholders as shall have been brought before the meeting in accordance with the procedures set forth in this Section 19. Except as otherwise provided by law, the Articles of Incorporation or these Bylaws, the chairman of the meeting shall have the power and duty to determine whether a nomination or any business proposed to be brought before the meeting was made or proposed, as the case may be, in accordance with the procedures set forth in this Section 19 and, if any proposed nomination or business is not in compliance with this Section 19, to declare that such defective proposal or nomination shall be disregarded.

Section 20. Shareholder Nominations Included in the Corporation's Proxy Materials.

(a) In addition to any persons nominated for election to the Board of Directors by or at the direction of the Board of Directors or any committee thereof, subject to the provisions of this Section 20, the Corporation shall (i) include in its proxy materials for any annual meeting of shareholders (A) the name of any person (other than an Ineligible Director Candidate) nominated for election (the "Shareholder Nominee") by any record holder of shares of common stock of the Corporation at the time the Notice of Nomination (as defined below) is delivered to the Secretary of the Corporation, (i) who is entitled to vote at the annual meeting upon such election, (ii) whose shares will be used to meet the eligibility requirements set forth Section 20(c)(i) and (iii) who has satisfied the conditions and complied with the procedures set forth in this Section 20 (a "Nominator") or by a group of up to ten (10) such shareholders (a "Nominator Group") that has satisfied the conditions and complied with the procedures set forth in this Section 20 applicable to a Nominator Group; provided that, in the case of a Nominator Group, each member thereof (each a "Group Member") shall have satisfied the conditions and complied with the procedures set forth in this Section 20 applicable to Group Members and shall not have been a member of another Nominator Group during the preceding ninety (90) days, and (B) the Nomination Statement (as defined below) furnished by such Nominator or Nominator Group and (ii) include such Shareholder Nominee's name on any ballot distributed at such annual meeting and on the Corporation's proxy card (or any other format through which the Corporation permits proxies to be submitted) distributed in connection with such annual meeting.

(b) At each annual meeting of shareholders, the Nominator or Nominator Group, as the case may be, may nominate one or more Shareholder Nominees for election at an annual meeting pursuant to and in accordance with this Section 20; provided that the total number of Shareholder Nominees nominated by the Nominator or Nominator Group shall not exceed the Maximum Number; provided, further, that if either (i) the Corporation has received notice pursuant to Section 19 of these Bylaws that a shareholder intends to nominate one or more

nominees for election at such meeting, (ii) any director then in office was nominated by a shareholder pursuant to Section 19, or (iii) the Corporation has entered into, or will enter into, an agreement or other arrangement with one or more shareholder(s) to avoid any person being formally proposed as a board candidate pursuant to Section 19, then no nominations shall be permitted to be made pursuant to this Section 20 by any shareholder.

(c) To nominate any such Shareholder Nominee, the Nominator or Nominator Group, as the case may be, shall:

(i) have maintained a Net Long Beneficial Ownership (as defined below) of five percent (5%) or more of the Corporation's outstanding common stock continuously for at least three years as of the date the Notice of Nomination is submitted to the Corporation and continue to hold the same Net Long Beneficial Ownership through the date of the annual meeting to which the nomination related, and

(ii) within the time period applicable to notice of shareholder proposals made at the annual meeting pursuant to Rule 14a-8 of the Exchange Act, submit to the Secretary of the Corporation the following:

1) a written notice of the nomination of such Shareholder Nominee that includes (A) with respect to the Nominator and the beneficial owner, if any, on whose behalf the nomination is made, or, in the case of a Nominator Group, with respect to each Group Member and any beneficial owner on whose behalf the nomination is made, all of the information required by Section 19(b)(i) of these Bylaws and (B) with respect to each such Shareholder Nominee, all of the information required by Section 19(b)(iii) of these Bylaws (such written notice, the "Notice of Nomination");

2) if the Nominator or Nominator Group so elects, a statement for inclusion in the Corporation's proxy statement in support of each Shareholder Nominee's election to the Board of Directors, which statement shall not exceed five hundred (500) words with respect to each Shareholder Nominee (the "Nomination Statement");

3) a representation by each Nominator or, in the case of a Nominator Group, each Group Member, that all of the facts, statements and other information included in all communications by the Nominator or Nominator Group (including any Group Member) with the Corporation, including without limitation the Notice of Nomination and the Nomination Statement, are and will be true and correct in all material respects (and shall not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading);

4) a representation by each Nominator or, in the case of a Nominator Group, each Group Member, that the Nominator or Nominator Group (including any Group Member) has no intent to cause or to contribute to the causation of a Change of Control of the Corporation;

5) an executed agreement, in a form deemed satisfactory by the Board of Directors pursuant to which the Nominator (or, in the case of a Nominator Group, each Group Member) agrees to:

a) comply with all applicable laws, rules and regulations arising out of or related to the nomination of each Shareholder Nominee pursuant to this Section 20;

b) assume all liability and indemnify and hold harmless the Corporation and each of its directors, officers, employees, agents and Affiliates, individually, against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the Corporation or any of its directors, officers, employees, agents or Affiliates arising out of or related to any nomination submitted by the Nominator or Nominator Group pursuant to this Section 20;

c) during the period commencing with the submission of the Notice of Nomination and ending on the later of (1) the first anniversary of the annual meeting to which the Notice of Nomination related or (2) the date on which any Shareholder Nominee previously nominated by such Nominator or any Group Member is no longer serving on the Board of Directors, not nominate any individual to be a director of the Corporation other than in accordance with this Section 20 or conduct any solicitation, including, but not limited to, pursuant to Rule 14a-2(b) of the Exchange Act, with respect to an election of directors; and

d) furnish to the Corporation the updated information required by the second sentence of Section 20(d) below; and

6) a letter of resignation signed by each Shareholder Nominee, which letter shall specify that such Shareholder Nominee's resignation is irrevocable and that it shall become effective upon a determination by the Board of Directors or any committee thereof (excluding, for purposes of such determination, such Shareholder Nominee) that (x) any of the information provided to the Corporation by the Nominator, the Nominator Group, any Group Member or the Shareholder Nominee in respect of the nomination of such Shareholder Nominee pursuant to this Section 20 is or was untrue in any material respect (or omitted to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading) or (y) the Nominator, the Nominator Group or any Group Member or any Affiliate thereof shall have breached any of its obligations under this Section 20.

(d) In the event that any information included in the Nomination Statement, or any other communications by the Nominator, Nominator Group or any Group Member with the Corporation ceases to be true and correct in all material respects, or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading, each Nominator, Nominator Group or Group Member, as the case may be, shall promptly (and in any event within twenty-four (24) hours of discovering that such information has ceased to be true and correct in all material respects, or omits a material fact necessary to make the statements made, in light of the circumstances under which they were made and as of such later date, not misleading) notify the Corporation of any such defect in such previously provided information and of the information that is required to correct any such defect. All such information required to be included in the Notice of Nomination shall be updated (i) as of the record date for notice of the annual meeting at which the Shareholder Nominee(s) is (are) nominated for election to the Board of Directors (which record date shall be included in a public announcement released on or prior to the date thereof) within five (5) business days after such record date by notice in writing to the Secretary of the Corporation and (ii) ten (10) days prior to the annual meeting or adjournment or postponement thereof. Notwithstanding anything to the contrary set forth herein, if any Nominator, Nominator Group or Group Member has failed to comply with the requirements of this Section 20, the Board of Directors or the chairman of the meeting shall declare the nomination of the Shareholder Nominee(s) by such Nominator or Nominator Group to be invalid, and such nomination shall be disregarded.

(e) Notwithstanding anything to the contrary contained in this Section 20, (1) the Corporation may omit from its proxy materials any information, including all or any portion of the Nomination Statement, if the Board of Directors in good faith determines that the disclosure of such information would violate any applicable law, rule or regulation, (2) the Corporation may exclude from its proxy materials any Shareholder Nominee pursuant to this Section 20 if the Board of Directors in good faith determines that such Shareholder Nominee's election to the Board of Directors or any committee thereof would result in the Corporation violating or failing to be in compliance with any applicable law, rule or regulation to which the Corporation is subject, including any rules or regulations of any stock exchange on which the Corporation's shares are traded, and (3) unless otherwise required by law, if a Nominator, any Group Member or the Shareholder Nominee does not appear at the meeting of shareholders to present any nomination submitted pursuant to this Section 20, such nomination shall be disregarded, notwithstanding that proxies in respect of such vote may have been received by the Corporation.

(f) In the event that any Nominator or Nominator Group submits a nomination at an annual meeting and either (1) such Nominator or any Group Member had nominated (or been a Group Member of a Nominator Group that had nominated) a nominee for election to a board of directors pursuant to this Section 20 or other proxy access bylaw within the past three years from the date of such annual meeting and such nominee shall not have received at least twenty-five percent (25%) of the total votes eligible to be cast in favor of such nominee's election or such nominee withdrew from or became ineligible or unavailable for election to the board of directors, or (2) such Shareholder Nominee shall have been nominated for election by another person, other than the Nominator or Nominator Group, pursuant to this Section 20 or other proxy access bylaw within the past three years from the date of such annual meeting and such Shareholder Nominee shall not have received at least twenty-five percent (25%) of the total votes eligible to be cast in favor of such Shareholder Nominee's election or such Shareholder Nominee withdrew from or became ineligible or unavailable for election to the board of directors, then such nomination shall be disregarded. For the avoidance of doubt, this Section 20(f) shall not prevent any shareholder from nominating any person to the Board of Directors pursuant to and in accordance with Section 19 of these bylaws.

(g) In the event that the aggregate number of nominations submitted by the Nominator(s) or Nominator Group(s) pursuant to this Section 20 exceeds the Maximum Number, each eligible Nominator or Nominator Group will select one Shareholder Nominee for inclusion in the Corporation's proxy statement until the Maximum Number is reached, going in order of the amount of the Net Long Beneficial Ownership of the Corporation's common stock held by such Nominator or Nominator Group on the date that the applicable Notice of Nomination was first submitted to the Corporation, unless the Corporation knows or has reason to believe in good faith that such information is not complete or accurate with respect to any such Nominator or Nominator Group, in which case the Corporation shall use reasonable efforts to determine the ownership of such Nominator or Nominator Group and use the amount it determines in good faith to be accurate or as accurate as practicable under the circumstances. If the Maximum Number is not reached after each Nominator or Nominator Group has selected one Shareholder Nominee, this selection process will continue as many times as necessary, following the same order each time, until the maximum number is reached.

(h) Definitions. For purposes of this Section 20, the following definitions shall apply:

(i) "Affiliate" shall have the meaning ascribed thereto under the General Laws, Rules and Regulations under the Exchange Act;

(ii) "Change of Control" shall mean the occurrence of any of the following: (1) the sale, lease, transfer, conveyance or other disposition (other than by way of merger or consolidation), in one or a series of related transactions, of all or substantially all of the assets of the Corporation, taken as a whole, to any "person", (2) the adoption of a plan relating to the liquidation or dissolution of the Corporation; or (3) the consummation of any transaction (including, without limitation, any merger or consolidation) the result of which is that any "person" becomes the "beneficial owner" (as, such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that a person shall be deemed to have "beneficial ownership" of all securities that such person has the right to acquire, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition), directly or indirectly, of more than 50% of the outstanding stock of the Corporation;

(iii) "Ineligible Director Candidate" means any person (A) who is or becomes a party to any compensatory, payment or other agreement, arrangement or understanding with any person or entity other than the Corporation in connection with service as a director of the Corporation, including any agreement to indemnify such person for obligations arising as a result of his service on the Board of Directors, (B) who is receiving or will receive any compensation or other payment from any person or entity other than the Corporation in connection with service as a director of the Corporation, (C) who is not independent under the listing standards of each principal U.S. national securities exchange upon which the common stock of the Corporation is listed, any applicable rules of the Securities Exchange Commission and any publicly disclosed standards used by the Board of Directors in determining and disclosing independence of the Corporation's directors, in each case as determined by the Board of Directors, (D) whose election as a member of the Board of Directors would cause the Corporation to be in violation of these Bylaws, the Articles of Incorporation, the rules and listing standards of the principal U.S. exchanges upon which the common stock of the Corporation is traded, or any applicable law, rule or regulation, (E) who is an employee, officer or director or who has been, within the past three (3) years, an officer or director of an entity whose principal business is the owning and/or leasing of wireless communication towers, (F) who is a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses) or has been convicted in such a criminal proceeding within the past ten (10) years, or (G) who has provided information to the Corporation in respect of such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the Board of Directors or any committee thereof.

(iv) "Maximum Number" means a number of Shareholder Nominees that may be nominated pursuant to this Section 20 at any annual meeting equal to: (A) the greater of (1) one director or (2) that number of directors representing twenty percent (20%) of the total number of directors then serving (rounded down to the nearest whole number) less (B) the sum of (x) the number of directors in office on such date who were originally nominated pursuant to Section 20 at any of the three (3) most recent annual meetings and (y) the number of directors in office on such date who were originally nominated, or will be nominated, by the Board of Directors pursuant to an agreement or other arrangement with one or more shareholders to avoid such person being formally proposed as a board candidate pursuant to this Section 20; *provided, however*, that for so long as the Corporation has a classified board, in no case shall the number of Shareholder Nominees for any annual meeting exceed one-half (1/2) of the number of directors to be elected at such annual meeting (rounded down to the nearest whole number). The Maximum Number of nominees shall be zero if the number of nominees referred to in clause (B) of this paragraph shall equal or exceed the number of positions on the Board of Directors referred to in clause (A) of this paragraph. If for any reason one or more vacancies occur on the Board of Directors after the date all nominations are due under this Section 20 but before the date the proxy statement is mailed and the Board of Directors elects to reduce the size of the Board of Directors in connection therewith, the maximum number of Shareholder Nominees eligible for inclusion in the Corporation's proxy materials pursuant to this Section 20 shall be calculated based on the number of directors as so reduced.

(v) "Net Long Beneficial Ownership" (and its correlative terms), when used to describe the nature of a person's ownership of common stock of the Corporation, shall mean those shares of common stock of the Corporation as to which the person in question possesses (a) the full unhedged power to vote or direct the voting of such shares, (b) the full unhedged economic incidents of ownership of such shares (including the full right to profits and the full risk of loss), and (c) the full unhedged power to dispose of or direct the disposition of such shares; provided that the number of shares calculated in accordance with clauses (a), (b) and (c) shall not include any shares (i) sold by such person or any of its Affiliates in any transaction that has not been settled or closed, (ii) borrowed by such person or any of its Affiliates for any purposes or purchased by such person or any of its Affiliates pursuant to an agreement to resell or (iii) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or other agreement or understanding sold or acquired by such person or any of its Affiliates, whether any such instrument is to be settled with shares or with cash based on the notional amount of shares subject thereto, in any such case which has, or is intended to have, the purpose or effect of (A) reducing in any manner, to any extent or at any time in the future, such person's or Affiliates' full rights to vote or direct the voting and full rights to dispose or direct the disposition of any of such shares, and/or (B) offsetting any gain or loss arising from the full economic ownership of such shares by such person or Affiliate.

ARTICLE II.
DIRECTORS

Section 1. Functions. Except as provided in the Articles of Incorporation or by law, all corporate powers shall be exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors.

Section 2. Number. The Board of Directors of the Corporation shall consist of a number of persons fixed by a resolution of the Board of Directors from time to time; provided, however, that the Board of Directors shall not consist of less than one (1) person, and not more than twenty-five (25) persons.

Section 3. How Selected. Unless appointed to fill a vacancy, directors shall be elected at the annual meeting of shareholders or at a special meeting, in accordance with the Articles of Incorporation, as it may be amended from time to time.

Section 4. Qualifications. Directors must be natural persons over the age of 18 years old, but need not be residents of the State of Florida or shareholders of this Corporation.

Section 5. Resignation. Any director may resign at any time by delivering written notice to the Corporation, the Board of Directors or its Chairman. Such resignation is effective when the notice is delivered unless the notice specifies a later effective date, in which event the Board of Directors may fill the pending vacancy before the effective date if the Board of Directors provides that the successor does not take office until the effective date.

Section 6. Vacancies. A director shall hold office until the annual meeting of the shareholders and until his successors shall be elected and shall qualify, subject, however, to the director's prior death, resignation, retirement, disqualification, or removal from office. Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors, or by the sole remaining director.

Section 7. Regular Meetings. An annual regular meeting of the Board of Directors shall be held without notice as soon as practicable after the annual meeting of shareholders for the purpose of the election of officers and the transaction of such other business as may come before the meeting, and at such other time and place as may be determined by the Board of Directors. The Board of Directors may, with or without notice, at any time and from time to time, decide the time and place, either within or outside of the State of Florida, for the holding of the annual regular meeting or additional regular meetings of the Board of Directors. Meetings of the Board of Directors may be called by the Chairman of the Board, the President of the Corporation, or a majority of the Board of Directors.

Section 8. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President of the Corporation, or a majority of the Board of Directors. The person or persons authorized to call special meetings of the Board of Directors may designate any place, either within or outside of the State of Florida, as the place for holding any special meeting of the Board of Directors called by them. If no designation is made, the place of meeting shall be the principal office of the Corporation in the State of Florida.

Notice of any special meeting of the Board of Directors may be given by any reasonable means, whether oral or written, and at any reasonable time prior to such meeting. The reasonableness of any notice given in connection with any special meeting of the Board of Directors shall be determined in light of all of the pertinent circumstances. It shall be presumed that notice of any special meeting given at least two (2) days prior to such special meeting, either orally (by telephone or in person), or by written notice delivered personally or mailed to each director at his or her business or residence address, is reasonable. If mailed, such notice of any special meeting shall be deemed to be delivered on the second day after it is deposited in the United States mail, so addressed, with postage thereon prepaid. If notice is given by electronic transmission, such notice shall be deemed to be delivered when the notice is delivered by the electronic device. Neither the business to be transacted at, nor the purpose or purposes of, any special meetings of the Board of Directors need be specified in the notice or in any written waiver of notice of such meeting.

Section 9. Waiver of Notice of Meeting. Notice of a meeting of the Board of Directors need not be given to any director who signs a written waiver of notice either before, during or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting and the manner in which it has been called or convened, except when a director states, at the beginning of the meeting or promptly upon arrival at the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Section 10. Quorum and Voting. A majority of the number of directors fixed in the manner provided by these Bylaws shall constitute a quorum for the transaction of business; provided, however, that whenever, for any reason, a vacancy occurs in the Board of Directors, a quorum shall consist of a majority of the remaining directors until the vacancy has been filled. The act of the majority of the directors present at a meeting at which a quorum is present when the vote is taken shall be the act of the Board of Directors.

A majority of the directors present, whether or not a quorum exists, may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment and, unless the time and place of the adjourned meeting are announced at the time of the adjournment, to the other directors.

Section 11. Presumption of Assent. A director of this Corporation who is present at a meeting of its Board of Directors, or a committee of the Board of Directors, at which action on any corporate matter is taken shall be presumed to have assented to the action taken, unless he or she (i) objects at the beginning of the meeting (or promptly upon his or her arrival) to holding the meeting or transacting specified business at the meeting, or (ii) votes against such action or abstains from the action taken; or (iii) has his or her dissent entered into the minutes of the meeting or filed with the person acting as the secretary of the meeting before the adjournment thereof or immediately thereafter, unless the dissenting director voted in favor of such action.

Section 12. Meetings of the Board of Directors by Means of a Conference Telephone or Similar Communications. Members of the Board of Directors may participate in a meeting of such Board by means of a conference telephone or similar communications equipment if all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting. Any action required or permitted to be taken at a meeting of the Board of Directors or a committee thereof may be taken without a meeting if a consent in writing, setting forth the action so taken, is signed by all of the directors of this Corporation, or all the members of the committee, as the case may be. Action taken under this Section is effective when the last director or member of the committee signs the consent, unless the consent specifies a different effective date. Such consent shall have the same effect as a meeting vote and may be described as such in any document.

Section 14. Compensation. Each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors and a committee thereof, and may be paid a stated salary as a director or a fixed sum for attendance at each meeting of the Board of Directors (or a committee thereof) or both, as may from time to time be determined by action of the Board of Directors. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor.

Section 15. Director Conflicts of Interests. No contract or other transaction between this Corporation and one or more of its directors or any other corporation, firm, association or entity in which one or more of the directors of this Corporation are directors or officers or are financially interested shall be either void or voidable because of such relationship or interest, or because such director or directors of this Corporation are present at the meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction, or because his or their vote(s) are counted for such purpose, if:

(a) The fact of such relationship or interest is disclosed or known to the Board of Directors or committee which authorizes, approves or ratifies the contract or transaction by a vote or consent sufficient for the purpose without counting the vote(s) or written consent(s) of such interested director(s); or

(b) The fact of such relationship or interest is disclosed or known to the shareholders entitled to vote and they authorize, approve or ratify such contract or transaction by vote taken at an annual or special meeting of shareholders; or

(c) The contract or transaction is fair and reasonable as to the Corporation at the time it is authorized by the Board of Directors, a committee thereof or the shareholders.

Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board of Directors or a committee thereof which authorizes, approves or ratifies such contract or transaction.

ARTICLE III.
COMMITTEES OF THE BOARD OF DIRECTORS

Section 1. Committees. The Board of Directors or the Chairman of the Board may designate from among its members committees from time to time for such purposes and with such powers as the Board or Chairman may determine.

Section 2. Term. The term of each committee appointed shall continue until the next annual meeting of shareholders following its appointment, at which time the existence of the committee shall automatically terminate unless the committee is reappointed in the annual meeting of directors held immediately thereafter; provided, however, that the existence of any committee may be terminated at any time by affirmative action of the Board.

Section 3. Meetings. Each committee shall hold as many meetings as are necessary to continue or complete the performance of its duties.

Section 4. Record of Meetings. Each committee shall keep or cause to be kept minutes of each meeting held, and each set of minutes shall include a description of all matters considered and all decisions, if any, made. The minutes of all meetings held since the time of the last preceding regular Board of Directors meeting shall be filed with the Chairman of the Board at or prior to the next regular meeting of the Board of Directors, and copies of the minutes shall be presented to the Board of Directors as part of the committee's reports.

ARTICLE IV.
OFFICERS

Section 1. Officers. If so appointed by the Board of Directors, the officers of this Corporation shall consist of a President, one or more Vice Presidents, a Secretary, a Treasurer, and such other officers as appointed by the Board of Directors. Any two (2) or more offices may be held by the same person; however, such a person shall, when acting on behalf of the Corporation in his capacity as an officer of the Corporation, designate in which capacity or capacities he is acting and shall be deemed to act only in the capacity(ies) so designated.

Section 2. Appointment and Term of Office. The officers of the Corporation shall be appointed annually by the Board of Directors at the first meeting of the Board held after the shareholders' annual meeting. If the appointment of officers does not occur at this meeting, the appointment shall occur as soon thereafter as practicable. Each officer shall hold office until a successor has been duly appointed and qualified, or until an earlier resignation, removal from office, or death.

Section 3. Removal of Officers. Any officer of the Corporation may be removed from his or her office or position at any time, with or without cause, by a majority vote of the Board of Directors. Any officer or assistant officer, if appointed by another officer pursuant to authority, if any, received from the Board of Directors, may likewise be removed by such officer.

Section 4. Resignation. Any officer of the Corporation may resign at any time from his or her office or position by delivering notice to the Corporation, the Board of Directors or its Chairman. Such resignation is effective when the notice is delivered unless the notice specifies a later effective date. If a resignation is made effective at a later date and the Corporation accepts the future effective date, the Board of Directors may fill the pending vacancy before the effective date if the Board provides that the successor does not take office until the effective date.

Section 5. Duties. If so appointed by the Board of Directors, the officers of this Corporation shall have the following duties:

(a) President. Unless otherwise designated by the Board of Directors, the President shall be the Chief Executive Officer of the Corporation and shall, subject to the control of the Board of Directors, in general, supervise and control all of the business and affairs of the Corporation, and shall preside at all meetings of the shareholders, the Board of Directors and all committees of the Board of Directors on which he or she may serve. In addition, the President shall have the following powers and duties.

(1) He or she may cause to be called special meetings of the shareholders and directors in accordance with these Bylaws.

(2) He or she shall appoint and remove, employ and discharge, and fix the compensation of all servants, agents, employees and clerks of the Corporation, other than the duly elected officers, subject to policies adopted by the Board of Directors.

(3) He or she shall sign and make all contracts and agreements in the name of the Corporation, and see that they are properly carried out.

(4) He or she shall see that the books, reports, statements, and certificates of the Corporation are properly kept, made, and filed according to law.

(5) He or she shall sign all certificates of stock, notes, drafts, or bills of exchange, warrants or other orders for the payment of money duly drawn by the treasurer.

(6) He or she shall enforce these Bylaws and perform all of the duties incident to the position and office, and which are required by law.

(7) He or she shall solely and personally be responsible for collecting, accounting for, and paying all taxes imposed upon the Corporation by any governmental authority, whether municipal, county, state or federal. This power is personal and exclusive to the Chief Executive Officer and may not be delegated by him or her or regulated by the Board, nor shall it descend to any other officer.

(b) Vice President. One or more Vice Presidents may be designated by that title or such additional title or titles as the Board of Directors may determine. The duties of the Vice Presidents shall be as follows:

During the absence and inability of the President to perform his or her duties or exercise his powers, as set forth in these Bylaws or in the acts under which this Corporation is organized, the same shall be performed and exercised by a Vice President (in such order of seniority as may be determined by the Board of Directors or, failing such determination, as may be designated by the Chairman of the Board); and when so acting, he or she shall have the powers and be subject to all responsibilities hereby given to or imposed upon the President. The Vice Presidents shall have such powers and perform such duties as usually pertain to their office, or as are assigned to them by the President or the Board of Directors.

(c) Secretary. The Secretary shall have such powers and perform such duties as are incident to the Office of Secretary of a Corporation, or as are assigned to him or her by the President or the Board of Directors, including the following:

(1) He or she shall keep the resolutions, forms of written consent, minutes of the meetings of the Board of Directors and of the shareholders, and other official records of the Corporation in appropriate books.

(2) He or she shall give and serve all notices of the Corporation.

(3) He or she shall be custodian of the records and of the corporate seal, and affix the latter when required to authenticate the records of the Corporation.

(4) He or she shall keep the stock and transfer books in the manner prescribed by law, so as to show at all times the amount of capital stock, the manner and the time the same was paid in, the names of the owners thereof, alphabetically arranged, their respective places of residences, their post office addresses, the number of shares owned by each, the time at which each person became such owner, and the amount paid thereon; and keep such stock and transfer books open daily during the business hours and at the main office of the Corporation, subject to the inspection of such shareholders as are authorized to inspect the same, as provided in Article I, Section 8 of these Bylaws.

(5) He or she shall sign all certificates of stock.

(6) He or she shall present to the Board of Directors all communications addressed to him or her officially by the President or any officer or shareholder of the Corporation.

(7) He or she shall attend to all correspondence and perform all the duties incident to the Office of Secretary.

(8) In the absence of an appointment of a Treasurer, the duties of the Treasurer.

(d) Treasurer. The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 6. Other Officers, Employees, and Agents. Each and every other officer, employee, and agent of the Corporation shall possess, and may exercise, such power and authority, and shall perform such duties, as may from time to time be assigned to him or her by the Board of Directors, the officer appointing him or her, and such officer or officers who may from time to time be designated by the Board to exercise supervisory authority.

ARTICLE V.
SHARES OF STOCK

Section 1. Certificates for Shares. The Board of Directors shall determine whether shares of the Corporation shall be uncertificated or certificated. If certificated shares are issued, certificates representing shares in the Corporation shall be signed (either manually or by facsimile) by the President or Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of the Corporation or a facsimile thereof. A certificate which has been signed by an officer or officers who later shall have ceased to be such officer when the certificate is issued shall nevertheless be valid. Upon receipt of the consideration for which the Board of Directors has authorized for the issuance of the shares, such shares so issued shall be fully paid and nonassessable.

Each share certificate representing shares shall state upon the face thereof: (a) the name of the Corporation; (b) that the Corporation is organized under the laws of the State of Florida; (c) the name of the person or persons to whom issued; (d) the number and class of shares, and the designation of the series, if any, which such certificate represents; and (e) if different classes of shares or different series within a class are authorized, a summary of the designation, relative rights, preferences, and limitations applicable to each class and the variations in rights, preferences, and limitations determined for each series (and the authority of the Board of Directors to determine variations for future series), or in the alternative, that the Corporation will provide the shareholder with a full statement of this information on request and without charge.

Section 2. Issuance of Shares. All certificates issued shall be registered and numbered in the order in which they are issued. They shall be issued in consecutive order, and on the face of each share shall be entered the name of the person owning the shares represented by the certificate, the number of shares represented by the certificate, and the date of issuance of the certificate. Upon issuance, the certificate shall be signed by the President or a Vice President, and countersigned by the Secretary or an assistant secretary, and sealed with the seal of the Corporation. No certificate shall be issued for any share until such share is fully paid.

Section 3. Transfer of Shares; Ownership of Shares. Transfers of shares of stock of the Corporation shall be made only on the stock transfer books of the Corporation, and only after the surrender to the Corporation of the certificates representing such shares, if any, by the person in whose name the shares stand on the books of the Corporation, or his duly authorized legal representative. In all cases of transfer, the former certificate must be surrendered and canceled before a new certificate will be issued. In case of transfer by an attorney-in-fact, the power of attorney, duly executed and acknowledged, shall be deposited with the Secretary of the Corporation.

Section 4. Lost, Stolen or Destroyed Certificates. The Corporation shall issue a new stock certificate in the place of any certificate previously issued if the holder of record of the certificate: (a) makes proof in affidavit form that it has been lost, destroyed or wrongfully taken; (b) requests the issuance of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim; (c) at the discretion of the Board of Directors, gives bond in such form and amount as the Corporation may require, to indemnify the Corporation, the transfer agent and registrar against any claim that may be made on account of the alleged loss, destruction or theft of such certificate; and (d) satisfies any other reasonable requirements imposed by the Corporation.

ARTICLE VI.
ACTIONS WITH RESPECT TO SECURITIES OF OTHER CORPORATIONS

Unless otherwise directed by the Board of Directors, the President or a designee of the President shall have the power to vote and to otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of shareholders on, or with respect to, any action of shareholders of any other corporation in which this Corporation may hold securities and to otherwise exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in other corporations.

ARTICLE VII.
DIVIDENDS

Section 1. Declaration. The Board of Directors may by resolution or vote declare such dividends as are permitted pursuant to Florida law, and which are not otherwise prohibited by any other applicable law or regulation, whenever in their opinion the condition of the Corporation's affairs will render it expedient for such dividends to be declared; provided, however that no such dividends shall be declared when the Corporation is insolvent, when such payment would render the Corporation insolvent, or when the declaration or payment thereof would be contrary to applicable laws**, rules** or regulations or to any restrictions contained in the Articles of Incorporation.

Section 2. Types. The following types of dividends may be declared from time to time by the Board of Directors:

(a) Dividends in cash or property; provided, however, that such dividends may be paid only out of the unreserved and unrestricted earned surplus of the Corporation.

(b) Dividends in cash paid for out of current net profits or retained earnings in accordance with the provisions of Florida Statutes, or any successor statute.

(c) Dividends paid in the Corporation's own authorized but unissued shares out of any unreserved and unrestricted surplus of the Corporation upon the following conditions:

(1) If the dividend is payable in its own shares having a par value, such shares shall be issued at not less than the par value, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate par value of the shares to be issued as a dividend;

(2) If a dividend is payable in its own shares without par value, such shares shall be issued at such stated value as shall be fixed by the Board of Directors by a resolution adopted at the time such dividend is declared, and there shall be transferred to stated capital at the time such dividend is paid an amount of surplus equal to the aggregate stated value so fixed in respect to such shares, and the amount per share so transferred to stated capital shall be disclosed to the shareholders receiving such dividend concurrently with the payment thereof.

(d) No dividend payable in shares of any class shall be paid to the holders of the shares of any other class unless the Articles of Incorporation so provide, or such payment is authorized by the affirmative vote or the written consent of the holders of at least a majority of the outstanding shares of the class in which the payment is to be made.

ARTICLE VIII.
INDEMNIFICATION OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

Section 1. Insurance. The Board of Directors of the Corporation, in its discretion, shall have authority on behalf of the Corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee, or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the Corporation would have the power to indemnify him against such liability under the provisions of this Article. The provisions of the following sections of this Article VIII shall apply only in the event that no such insurance is in effect or, if such insurance is in effect, only to the extent that matters for which indemnification by the Corporation is permitted by such sections are not within the coverage of such insurance.

Section 2. Action Against a Party Because of Corporation Position. The Corporation shall indemnify each officer or director, and may indemnify, in its sole discretion, any employee or agent who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed claim, action, suit, or proceeding, whether civil, criminal, administrative, or investigative (other than an action by, or in the right of, the Corporation) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee, or agent of another corporation, a partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding, including any appeal thereof, if he or she acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the Corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any claim, action, suit or proceeding by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent shall not, of itself, create a presumption that such person did not act in good faith and in a manner which he reasonably believed to be in, or not opposed to, the best interests of the Corporation or, with respect to any criminal action or proceeding, had reasonable cause to believe that his or her conduct was unlawful.

Section 3. Action by or in the Right of Corporation. The Corporation shall indemnify any officer or director, and may indemnify, at its sole discretion, any employee or agent who was or is a party, or is threatened to be made a party, to any threatened, pending, or completed claim, action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, partner, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection with the defense or settlement of such claim, action, or suit, including any appeal thereof, if he or she acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the Corporation, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his or her duty to the Corporation unless, and only to the extent that, the court in which such claim, action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.

Section 4. Reimbursement if Successful. To the extent that the director, officer, employee, or agent of the Corporation has been successful on the merits or otherwise in defense of any claim, action, suit, or proceeding referred to in Section 2 or Section 3 of this Article VIII, or in defense of any claim, issue, or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, notwithstanding that he had not been successful (on the merits or otherwise) on any other claim, issue, or matter in any such claim, action, suit or proceeding.

Section 5. Authorization. Any indemnification under Section 2 or Section 3 of this Article VIII (unless ordered by a court of competent jurisdiction) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he or she met the applicable standard of conduct set forth in Section 2 or Section 3 of this Article VIII. Such determination shall be made:

(a) By a majority vote of a quorum of the Board of Directors; however, for the purposes of this Subsection, a quorum shall consist of directors who are or were not parties to such action, suit or proceeding;

(b) If such quorum is not obtainable, or even if obtainable, by a majority vote of a committee duly designated by the Board of Directors (in which directors who are parties may participate) consisting solely of two or more directors who were not at the time parties to the proceeding;

(c) By independent legal counsel who are (i) selected by the Board of Directors prescribed in paragraph (a) or the committee prescribed in paragraph (b); or (ii) if a quorum of the directors cannot be obtained for paragraph (a) and the committee cannot be designated under paragraph (b), selected by majority vote of the full Board of Directors (in which directors who are parties may participate); or

(d) By the shareholders by a majority vote of a quorum consisting of shareholders who are or were not parties to such action, suit or proceeding, or, if no such quorum is obtainable, by a majority vote of shareholders who were not parties to such action, suit or proceeding.

Section 6. Advance Reimbursement. Expenses, including attorneys' fees, incurred in defending a civil or criminal action, suit, or proceeding shall be paid to officers and directors, and, in its sole discretion, may be paid to agents and employees by the Corporation in advance of the final disposition of such action, suit or proceeding, upon a preliminary determination, following one of the procedures set forth in Section 5 of this Article VIII, that the director, officer, employee or agent met the applicable standard of conduct set forth in Section 2 or Section 3 of this Article VIII, or as authorized by the Board of Directors in the specific case and, in either event, upon receipt of an undertaking by or on behalf of the director, officer, employee or agent to repay such amount unless it shall ultimately be determined that he is entitled to be indemnified by the Corporation as authorized in this Article.

Section 7. Further Indemnification. Indemnification as provided in this Article shall not be deemed exclusive. The Corporation shall make any other further indemnification of any of its directors, officers, employees or agents that may be authorized under any statute, rule or law, provision of Articles of Incorporation, agreement, vote of shareholders or disinterested directors, or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, except an indemnification against gross negligence or willful misconduct. Where such other provision provides broader rights of indemnification than these Bylaws, such other provision shall control.

Section 8. Continuing Right of Indemnification. Indemnification as provided in this Article shall continue as to a person who has ceased to be a director, officer, employee, or agent, and shall inure to the benefit of the heirs, executors, and administrators of such a person.

ARTICLE IX.
BOOKS AND RECORDS

Section 1. Books and Records. This Corporation shall maintain accurate accounting records and shall keep records of minutes of all meetings of its shareholders and Board of Directors, a record of all actions taken by the Board of Directors without a meeting and a record of all actions taken by a committee of the Board of Directors in place of the Board of Directors on behalf of the Corporation. The Corporation's books and records may be inspected by any shareholder upon reasonable written notice to the Corporation, provided his or her request is made in good faith and for a proper purpose.

This Corporation or its agent shall also maintain a record of its shareholders in a form that permits preparation of a list of names and addresses of all shareholders in alphabetical order by classes of shares showing the number and series of shares held by each.

This Corporation shall keep a copy of the following records: (a) its Articles or Restated Articles of Incorporation and all amendments thereto currently in effect; (b) its Bylaws or Restated Bylaws and all amendments thereto currently in effect; (c) written communications to all shareholders generally or all shareholders of a class or series within the past three years, including the financial statements furnished for the past three years; (d) a list of the names and business street addresses of its current directors and officers; and (e) its most recent annual report delivered to the Department of State.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Annual Financial Information. Unless modified by a resolution of the shareholders within one hundred twenty (120) days of the close of each fiscal year, this Corporation shall furnish each shareholder annual financial statements which may be consolidated or combined statements of the Corporation and one or more of its subsidiaries, as appropriate, that include a balance sheet as of the end of such fiscal year, an income statement for that year, and a statement of cash flows for that year. If financial statements are prepared for the Corporation on the basis of generally accepted accounting principles, the annual financial statements must also be prepared on that basis.

If the annual financial statements are reported upon by a certified public accountant, his, her, or its report must accompany the statements. If not, the statements must be accompanied by a statement of the President or the person responsible for this Corporation's accounting records: (a) stating his, her or its reasonable belief whether the statements were prepared on the basis of generally accepted accounting principles and, if not, describing the basis of preparation; and (b) describing any respects in which the statements were not prepared in accordance with any basis of accounting consistent with the statements prepared for the preceding year.

As permitted by law, the annual financial statements shall be furnished to each shareholder by sending such statements by mail, electronic transmission or by complying with Rule 14a-16 under the Exchange Act, within one hundred twenty (120) days after the close of each fiscal year or within such additional time thereafter as is reasonably necessary to enable the Corporation to prepare its financial statements if, for reasons beyond its control, the Corporation is unable to prepare its financial statements within the prescribed period. Thereafter, on written request from a shareholder who has not been furnished the statements, the Corporation shall furnish him or her the latest financial statements.

ARTICLE X.
CORPORATE SEAL

The Board of Directors shall provide for a corporate seal which may be facsimile, engraved, printed or an impression seal which shall be circular in form and shall have inscribed thereon the name of the Corporation, the words "seal" and "Florida" and the year of incorporation.

ARTICLE XI.
AMENDMENTS

These Bylaws may be altered, amended or repealed and new Bylaws may be adopted, by either a majority of members of the Board of Directors or a majority vote of the shareholders; provided that (i) the Board of Directors may not alter, amend or repeal any Bylaw adopted by shareholders if the shareholders specifically provide that such Bylaw is not subject to amendment or repeal by the directors; and (ii) in the case of any amendment of these Bylaws by shareholder action, two-thirds (66 2/3%) of the shareholders, acting only by voting at a special meeting, will be required to amend any provision in Articles I, II, Article VIII, or this Article XI.